Exhibit 10.29

EXECUTION VERSION

CONFIDENTIAL TREATMENT REQUESTED

Redacted Portions are indicated by [****]

DEVELOPMENT AND COMMERCIALIZATION AGREEMENT

THIS DEVELOPMENT AND COMMERCIALIZATION AGREEMENT (“Agreement”) dated as of January 4, 2009 (“Effective Date”), is entered into between La Jolla Pharmaceutical Company, a Delaware corporation having its principal place of business at 6455 Nancy Ridge Drive, San Diego, California 92121 (“La Jolla”) and BioMarin CF Limited, an Irish corporation having its registered place of business at 2 Earlsfort Terrace, Dublin 2, Ireland (“BioMarin CF”).

BACKGROUND

A. La Jolla is developing a formulation of abetimus sodium (as further defined below, a “Product”) for the treatment of lupus nephritis and systemic lupus erythematosus (“SLE”). La Jolla owns or controls certain patents, know-how and other intellectual property relating to such Products.

B. BioMarin CF, through its Affiliates, is an established biopharmaceutical company which focuses its experience and expertise in the development and commercialization of products for the treatment of rare diseases.

C. BioMarin CF desires to obtain a right to participate fully in the co-development and co-commercialization of Products in the United States, and exclusive rights in the development and commercialization of Products in all other countries except for the countries in the Asia-Pacific region.

D. La Jolla is willing to grant to BioMarin CF such rights on the terms and conditions set forth in this Agreement.

E. Concurrently with this Agreement, the Parties or their respective Affiliates are entering into a Securities Purchase Agreement under which La Jolla shall issue to an Affiliate of BioMarin CF shares of capital stock of La Jolla, all as set forth in such Securities Purchase Agreement (as further defined below, the “Securities Purchase Agreement”).

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 “Adverse Event” or “AE” shall mean any untoward medical occurrence in a patient or clinical investigation subject administered a pharmaceutical product and which does not necessarily have a causal relationship with administration of a Product. AEs include, without limitation, any unfavorable and unintended sign (including an abnormal laboratory finding), symptom, or disease temporally associated with the use of a medicinal (investigational) product, whether or not related to the medicinal (investigational) product.

1.2 “Affiliate” of a Party shall mean any person, corporation or other entity that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Party, as the case may be, for as long as such control exists. As used in this Section 1.2, “control” shall mean: (a) to possess, directly or indirectly, the power to affirmatively direct the management and policies of such person, corporation or other entity, whether through ownership of voting stock or by contract relating to voting rights or corporate governance; or (b) direct or indirect beneficial ownership of at least fifty percent (50%) (or such lesser percentage that is the maximum allowed to be owned by a foreign corporation in a particular jurisdiction) of the voting stock or other ownership interest in such person, corporation or other entity. A “Controlled Affiliate” is an Affiliate that is controlled by a Party, or if such Party is Controlled by another entity as of the Effective Date, an Affiliate that is Controlled by the ultimate parent entity that Controls such Party as of the Effective Date.

1.3 “Annual Net Sales” shall mean total Net Sales of Products sold by BioMarin CF, BioMarin CF’s Affiliates or Sublicensees in the Territory in a particular calendar year. For such purposes, units of the Product shall be considered sold when the revenue from such sale is recognized by the seller for financial reporting purposes.

1.4 “Asia-Pacific Territory” shall mean the Asia-Pacific countries listed on Exhibit 1.4.

1.5 “ASPEN Study” shall mean the 90-14 Phase III clinical trial and the 90-18 QT study for the Product ongoing as of the Effective Date, each as further described on Exhibit 1.5.

1.6 “BioMarin CF” shall mean BioMarin CF and its respective Affiliates performing its obligations, exercising its rights or otherwise conducting activities hereunder, except to the extent specifically indicated otherwise.

1.7 “BioMarin CF Know-How” shall mean all scientific, medical, technical, marketing, regulatory, manufacturing and other information relating to the Compound and/or any Product (including Data), which are both: (i) developed, acquired or used by BioMarin CF in the performance of this Agreement, and (ii) needed by La Jolla to perform the Operating Plan/Budget, exercise its rights under this Agreement or manufacture or secure Marketing Approval for the Products for sale outside the Territory.

1.8 “Commercial Life” [****]

1.9 “Compound” shall mean that certain compound known as abetimus sodium, the structure of which is set forth on Exhibit 1.9, and any other nucleic acid based molecule that binds to or targets anti-double stranded DNA antibodies.

1.10 “Control” (including any variations such as “Controlled” and “Controlling”), in the context of intellectual property rights of a Party, shall mean that such Party or its Controlled Affiliate owns or possesses rights to intellectual property sufficient to grant the applicable license under this Agreement, without violating the terms of an agreement with a Third Party or as a result of obtaining a prior written consent from a Third Party.

1.11 “CTA” shall mean a clinical trial application (including any amendments thereto) as provided for in Directive 2001/20/EC and the regulations promulgated thereunder for initiating clinical trials in the European Union.

1.12 “Data” shall mean: (a) any and all research data, pharmacology data, preclinical data, and clinical data for the Compound and/or Products; (b) all regulatory documentation, information, filings and submissions pertaining to, or made in association with an IND, Marketing Application, Marketing Approval or the like, for a Product; and/or (c) any other data relating to the Compound and/or Products.

1.13 “Dosing Study” shall mean a clinical study evaluating dsDNA antibodies while administering the Product monthly at 300mg or 900mg, with the exact study protocol to be mutually agreed by the Parties, which may include an induction regimen of weekly dosing for up to twelve (12) weeks and which shall include at least one arm having monthly dosing of such Product. The Dosing Study (a) may also include measurement of proteinuria, and (b) will not be run for the purpose of changing the label for the Product.

1.14 “EMEA” shall mean the European Medicines Evaluation Agency, or any successor entity thereto performing similar functions.

1.15 “Existing In-License” shall mean the license agreement listed on Exhibit 1.15 between La Jolla and the Third Party identified on such exhibit in effect as of the Effective Date.

1.16 “FDA” shall mean the United States Food and Drug Administration, or any successor entity thereto performing similar functions.

1.17 “Financial Appendix” shall mean Appendix A to this Agreement.

1.18 “FTE” means a full-time equivalent person year (consisting of a total of at least 1,760 hours per year) from an employee of a Party or one of its Affiliates assigned to perform specific work, as specified in the Operating Plan/Budget.

1.19 “Full Participation Point” shall mean the date that BioMarin CF exercises its full license rights pursuant to Section 2.1(b) by paying to La Jolla (subject to any reduction provided by Section 7.18):

(a) Forty-Seven Million Five Hundred Thousand Dollars ($47,500,000), inclusive of the equity purchase, pursuant to Section 7.2(c);

(b) Fifty-Five Million Dollars ($55,000,000), inclusive of the equity purchase, pursuant to Section 7.3(a)(i);

(c) Fifteen Million Dollars ($15,000,000), inclusive of the equity purchase, pursuant to Section 7.3(a)(ii)(y);

(d) Fifty-Five Million Dollars ($55,000,000), inclusive of the equity purchase, pursuant to Section 7.4(b); or

(e) Fifty-Five Million Dollars ($55,000,000) less amounts paid under Section 7.13(a), inclusive of the equity purchase pursuant to Section 7.13(b).

The Full Participation Point shall occur at such time as any amount set forth in this definition is paid in full by BioMarin CF and does not depend on any further or other payment by BioMarin CF; provided that if BioMarin CF exercises its right to pay a portion of any such payment by purchasing shares of common stock of La Jolla pursuant to the Securities Purchase Agreement and as contemplated by Section 7.5 and thereafter due to the default, breach of a representation or failure of La Jolla to satisfy a condition to closing thereunder, BioMarin CF is not able to purchase such shares, the Full Participation Point shall nonetheless be deemed to have occurred notwithstanding that BioMarin CF has not paid to La Jolla that portion of the payment due that is attributable to the purchase of such shares.

1.20 “IND” shall mean any Investigational New Drug Application (including any amendments thereto) filed with the FDA pursuant to 21 C.F.R. § 312 before the commencement of clinical trials of a Product, or any comparable filings with any Regulatory Authority in any other jurisdiction, including any CTA.

1.21 “Interim Efficacy Analysis” shall mean individually, the First Interim Efficacy Analysis or the Second Interim Efficacy Analysis, each as defined in this Section 1.21; and “Interim Efficacy Analyses” shall mean the First Interim Efficacy Analysis and the Second Interim Efficacy Analysis, collectively.

(a) “First Interim Efficacy Analysis” shall mean the receipt by La Jolla of the Data Monitoring Board’s recommendation with respect to the continued conduct of the 90-14 portion of the ASPEN Study based upon the interim efficacy analysis conducted when ninety-two (92) renal flare events adjudicated as SLE-related are accrued in the ASPEN Study.

(b) “Second Interim Efficacy Analysis” shall mean the receipt by La Jolla of the Data Monitoring Board’s recommendation with respect to the continued conduct of the 90-14 portion of the ASPEN Study based upon the interim efficacy analysis conducted when one hundred and nine (109) renal flare events adjudicated as SLE-related have been accrued in the ASPEN Study.

For the purposes of this Section 1.21, renal flare events will be deemed to be SLE-related and to have accrued in the ASPEN Study if so determined by the Renal Events Committee.

1.22 “Joint Patent” shall mean any Patent with respect to an invention that is jointly owned pursuant to Section 11.1(a) within or outside the Territory.

1.23 “Know-How” shall mean La Jolla Know-How or BioMarin CF Know-How, as the context requires.

1.24 “La Jolla Know-How” shall mean all scientific, medical, technical, marketing regulatory, manufacturing, and other information, in each case relating to the Compound and/or any Product (including Data), that is (a) existing as of the Effective Date or that is developed, acquired or used by La Jolla in the performance of the Operating Plan/Budget, and (b) needed by BioMarin CF to perform the Operating Plan/Budget or exercise its rights under this Agreement.

1.25 “La Jolla Patents” shall mean (a) the Patents listed on Exhibit 1.25; (b) any other Patents in the Territory that are related to or otherwise necessary or reasonably useful to develop, manufacture, or commercialize a Compound and/or Product(s) in accordance with the Operating Plan/Budget that are or were developed, acquired or used by La Jolla; (c) any Patents based on any invention conceived or created solely by La Jolla personnel in connection with this Agreement pursuant to Section 11.1(a); and (d) all additions, divisions, continuations, continuations-in-part, substitutions, reissues, re-examinations, extensions, registrations, patent term extensions, supplemental protection certificates and renewals of any of the foregoing.

1.26 “La Jolla’s Knowledge” shall mean the actual knowledge of the members of La Jolla’s senior management team (as defined in Exhibit 1.26) after reasonable inquiry sufficient to express an informed view concerning the matters to which such representation or warranty relates.

1.27 “Major Market” [****].

1.28 “Marketing Approval” shall mean, with respect to each country or jurisdiction, approval of the Marketing Application filed in such country by the Regulatory Authority in such country or jurisdiction.

1.29 “Marketing Application” shall mean an NDA (or its equivalent) submitted to the FDA in the United States, an MAA (or its equivalent) submitted to the EMEA in the European Union, or a corresponding application that has been submitted to a Regulatory Authority in any other jurisdiction.

1.30 “MAA” shall mean a Marketing Authorization Application (including any amendments thereto) filed with the EMEA for approval to market and sell a Product within the European Union.

1.31 “NDA” shall mean a New Drug Application (including any supplements and amendments thereto) filed with the FDA pursuant to 21 U.S.C. Section 353(b)(1), or any equivalent application filed with the FDA for approval to market and sell a Product within the United States.

1.32 “Party” shall mean La Jolla or BioMarin CF individually, and “Parties” shall mean La Jolla and BioMarin CF collectively.

1.33 “Patent(s)” shall mean any patents and patent applications, together with all additions, divisions, continuations, continuations-in-part, substitutions, reissues, re-examinations, extensions, registrations, patent term extensions, supplemental protection certificates and renewals of any of the foregoing.

1.34 “Positive Dosing Study” shall mean a Dosing Study that demonstrates a reduction in dsDNA antibodies that, in monthly dosing of the Product, is approximately equivalent to the reduction observed in the control population in the Dosing Study receiving the Product weekly, and need not include achievement of any endpoint pertaining to proteinuria.

1.35 “Product” shall mean any product containing the Compound, alone or in combination with one or more other active pharmaceutical ingredients, in any dosage form or formulation.

1.36 “Product Trademarks” shall mean: (a) the trademarks owned by La Jolla and designated by La Jolla for use with a Product within the Territory, as reflected in Exhibit 1.36 hereto; or (b) any other trademarks mutually agreed upon by La Jolla and BioMarin CF for use with a Product within the Territory.

1.37 “PV Procedures” shall mean the pharmacovigilance procedures to be determined by BioMarin CF from time to time that are generally applicable to BioMarin CF’s distributors and marketing agents and are acknowledged by La Jolla.

1.38 “Regulatory Authority” shall mean the FDA, the EMEA, or a regulatory body with similar regulatory authority in any other jurisdiction within the Territory.

1.39 “Sales Representative” shall mean a professional pharmaceutical sales representative engaged or employed by either Party or one of its Affiliates to conduct sales activities and other promotional efforts with respect to a Product and the first line direct supervisors of those individuals.

1.40 “SOP” shall mean a standard operating procedure.

1.41 “Securities Purchase Agreement” shall mean the form of securities purchase agreement attached to this Agreement as Exhibit 1.41.

1.42 “Sublicensee” shall mean an entity to whom BioMarin CF has granted a right to manufacture, sell, market, distribute and/or promote a Product within the Territory pursuant to Section 2.2; and “Sublicense” shall mean an agreement or arrangement between BioMarin CF and a Sublicensee granting such rights.

1.43 “Territory” shall mean worldwide, except for the Asia-Pacific Territory.

1.44 “Third Party” shall mean any person, corporation, joint venture or other entity, other than La Jolla, BioMarin CF and their respective Affiliates.

1.45 “United States” shall mean the United States of America, including its territories and possessions.

1.46 Additional Definitions. In addition, each of the following terms shall have the meaning described in the corresponding section in the body of this Agreement or in the Financial Appendix referenced below:

Term	Section Defined
Agreement	Introduction
All Other Costs	Exhibit 4.2E
Asia-Pacific License	2.4(a)
Asia-Pacific Licensee	2.4(b)
Auditing Party	7.17(a)
BioMarin CF Improvements	11.1(c)
BioMarin CF Indemnitees	16.2
Capitalized Asset	Financial Appendix
Co-Chair	3.3
Collaboration Agreement	Financial Appendix
Completion Notice	7.7
Confidential Information	10.1
Contingent Right	2.4(f)
Controlled Affiliate	1.2
Cost Effective Price	9.1(a)
Data Monitoring Board	7.6(a)
Definitive Agreement	2.4(c)
Development Costs	Financial Appendix
Development Transition Period	14.4(a)(i)
Dispute	17.2
Distribution Costs	Financial Appendix
Effective Date	Introduction
Eliminated Party	14.4(a)(i)
Enforcement Action	11.3(b)(i)
Equity Election Notice	7.5
Fault of BioMarin CF	16.4(b)(ii)
Fault of La Jolla	16.4(b)(i)
Field-Based FTEs	6.2(a)(i)
First Commercial Sale	Financial Appendix
FTE Costs	Financial Appendix
Force Majeure Event	18.1
Forecast	Exhibit 9.1A
Futile Determination	7.6(b)
GAAP	Financial Appendix
GMP	5.4
Gross Sales	Financial Appendix
IFRS	Financial Appendix
Indemnitee	16.3
Indemnitor	16.3
Infringement	11.3(a)
Infringement Actions	11.4
Initial Operating Plan/Budget	4.2(b)
Initial Product	4.3(a)
Inspected Party	5.3
Interest Rate	7.14(b)
IP Management Costs	Financial Appendix
JAMS	17.3(a)
Joint Promotion Plan	6.2(c)
Joint Steering Committee or JSC	3.1(a)
JHU License	Exhibit 1.15
La Jolla Improvements	11.1(c)

Term	Section Defined
La Jolla Indemnitees	16.1
Launch-1st Year Period	Exhibit 4.2E
Liabilities	16.1
Manufacturing Costs	Financial Appendix
Manufacturing Process Development	4.2(e)(ii)
Marketing Costs	Financial Appendix
Maximum Regional Spend	Exhibit 4.2E
Multiple Product Sales	Financial Appendix
Negotiation Period	2.4(c)
New Technology	11.6(c)
Net Sales	Financial Appendix
Non-Futile Determination	7.6(b)
Objecting Party	17.2
Ongoing Trials	14.4(a)(i)
Operating Forecast	4.2(a)
Operating Plan/Budget	4.2(a)
Other Operating Expense	Financial Appendix
Other Operating Income	Financial Appendix
Out-of-Pocket Expenses	Financial Appendix
Paying Party	Financial Appendix
Phase IV Studies	Exhibit 4.2E
Prior Agreement	10.6
Producing Party	9.4(a)
Product Liability Claim	16.5(a)
Product Promotional Materials	12.1
Profit/Loss	Financial Appendix
Promotional/Sales/Marketing or PSM	Exhibit 4.2E
Proposed Territory	2.4(a)
Prosecution and Maintenance or Prosecute and Maintain	11.2(c)
Publication	10.4
Purchased Interests	14.2.2(a)
Purchase Notice	14.2.2(b)
Purchase Price	14.2.2(a)
Purchase Right	14.2.2(a)
P-Value Achievement	7.6(c)
Quarterly Measurement	Exhibit 4.2E
Q4, Q5 and Q6	Exhibit 9.1A
Recall Costs	16.4(b)
Region	Exhibit 4.2E
Remaining Party	14.4(a)(i)
Renal Events Committee	7.6(d)
Report Table	Financial Appendix
Responding Party	7.17(a)
ROT	Exhibit 4.2E
Royalty Notice	6.3
R&D/LCM	Exhibit 4.2E
Sale Price	14.2.1
Sale Right	14.2.1
Sales Costs	Financial Appendix
Sales Force Deployment Option	6.2(a)
Shared Costs	Financial Appendix
SEC	Financial Appendix
Secured Note	14.2.1
SLE	Background
Sold Interests	14.2.1
Third Party Claim	16.1
Wind-down Period	14.4(a)(ii)
Working Group	3.2
2nd Year of Sales	Exhibit 4.2E
128 Flare Topline Data	7.6(e)

ARTICLE II

GRANT OF LICENSE

2.1 License.

(a) Subject to the terms and conditions of this Agreement, La Jolla hereby grants to BioMarin CF a co-exclusive license during the term of this Agreement under the La Jolla Patents, Joint Patents, and La Jolla Know-How: (i) to develop, use, offer for sale, sell, import, export, market, distribute and promote the Compound as incorporated into any Product in the Territory in any and all fields, including the treatment and/or prevention of any disease or health condition in humans or animals in accordance with this Agreement; and (ii) to make or have made the Compound or any component of the Compound anywhere in the world provided that if it is made outside of the Territory it will only be sold in the Territory pursuant to the terms of this Agreement.

(b) The rights and license granted by La Jolla to BioMarin CF in Section 2.1(a) shall commence on the Effective Date, but BioMarin CF agrees not to exercise such rights or license unless and until BioMarin CF has effected the Full Participation Point in accordance with Sections 7.2, 7.3, 7.4 or 7.13(b) below, except that until the Full Participation Point BioMarin CF shall be able to exercise such rights as are necessary for manufacturing of the Product and/or Compound. As used in this Section 2.1, the term “co-exclusive” means that the rights and licenses granted: (i) under Section 2.1(a)(i) shall be exclusive even as to La Jolla, except with respect to: (A) La Jolla’s rights to co-develop Products in accordance with Article 4; and (B) La Jolla’s rights to co-commercialize, but expressly excluding the right to sell, Products solely in the United States in accordance with Article 6; and (ii) under Section 2.1(a)(ii) shall be exclusive, except with respect to the rights of La Jolla and its contractors to manufacture, pursuant to Article 9 below, Compounds and Products for sale by BioMarin CF pursuant to this Agreement and for La Jolla, an Asia-Pacific Licensee and/or their respective contractors to make, the Compound or Product or any component thereof, within or outside of the Territory for use and sale outside the Territory in every case subject to Section 2.3.

2.2 Sublicensees. After BioMarin CF has effected the Full Participation Point in accordance with Sections 7.2, 7.3, 7.4 or 7.13(b) below, BioMarin CF shall have the right to grant sublicenses under Section 2.1(a) to any of its Affiliates or to any Third Party in any country of the Territory; provided that any Sublicense to a Third Party that includes the right to substantially all of the sale, marketing and distribution of Products in any Major Market shall be subject to La Jolla’s prior written consent, which may be granted or withheld in La Jolla’s sole and absolute discretion. In any event, BioMarin CF shall ensure that each of its Sublicensees is bound by a written agreement containing provisions at least as protective of La Jolla as this Agreement; and BioMarin CF shall remain responsible to La Jolla for all activities of its Affiliates and Sublicensees to the same extent as if such activities had been undertaken by BioMarin CF itself. Promptly following the execution of each Sublicense, BioMarin CF shall inform La Jolla of the scope and territory of each Sublicense and the name and address of each Sublicensee.

2.3 Unauthorized Activities; Activities Outside the Territory.

(a) BioMarin CF Rights Limited. BioMarin CF agrees that neither it, nor any of its Affiliates, will develop, file for Marketing Approval with respect to, make, have made, use, market, offer for sale, sell, import, export, distribute or promote a Product anywhere in the world, except in the Territory and, within the Territory, only in accordance with this Agreement. BioMarin CF agrees that neither it, nor any of its Affiliates, will use or otherwise exploit, except as expressly licensed under this Agreement, any La Jolla Patents, La Jolla Know-How and/or Product Trademarks, or their counterparts in any country. Notwithstanding whether or not La Jolla has complied with Section 2.3(b)(i), in the event that any Product, other than Product that is manufactured for sale by BioMarin CF pursuant to this Agreement, is sold or distributed in the Territory other than by or through BioMarin CF or its Sublicensees, La Jolla shall pay to BioMarin CF an amount equal to three (3) times the Net Sales value of the Product so sold or distributed within five (5) business days of the date BioMarin CF provides evidence demonstrating such sale or distribution in the Territory.

(b) Territorial Integrity.

(i) [****]

(ii) [****]

(iii) It is understood that nothing in this Section 2.3(b) shall be deemed to prevent La Jolla or its designee from making the Compound and Products within or outside the Territory for supply to BioMarin CF in accordance with Article 9 below or for use or sale in the Asia-Pacific Territory.

2.4 Asia-Pacific Matching Right.

(a) [****].

(b) [****].

(c) [****]

(d) [****].

(e) [****]

(f) No Implied Obligations. The only obligations of BioMarin CF and La Jolla under this Section 2.4 are as expressly stated herein, and there are no further implied obligations relating to the matters contemplated therein. Without limiting the foregoing, it is understood that: (A) La Jolla is not at any time obligated to disclose the identity of a Third Party with whom it is discussing a Third Party agreement; (B) this Section 2.4 shall not be deemed to apply to a transaction by which a Third Party acquires substantially all of the business or assets of La Jolla so long as such acquiror remains bound by all of the terms and conditions hereof, nor any transaction pursuant to which La Jolla grants a license to a Third Party in the Asia-Pacific Territory solely for the purposes of acting a contract manufacturer to supply Compound or Product (or intermediate materials for either of the foregoing) to La Jolla; and (C) if La Jolla enters into a transaction with a Third Party, after making an offer to BioMarin CF that complies with this Section 2.4 (other than Section 2.4(e), which will continue to apply), that includes the grant by La Jolla of an option or other contingent right to acquire the right to market and/or distribute any Product in the Asia-Pacific Territory, or any portion thereof (a “Contingent Right”), then the grant of rights by La Jolla upon a Third Party’s exercise of such Contingent Right shall not be subject to this Section 2.4 so long as the grant of such Contingent Right was made in a transaction entered into with the Third Party in compliance with this Section 2.4.

(g) Audit Rights. If BioMarin CF does not enter into an Asia-Pacific License with La Jolla and La Jolla thereafter enters into an Asia-Pacific License with an Asia-Pacific Licensee, BioMarin CF shall have the right to have an accounting firm of its designation compare the Asia-Pacific License entered into by La Jolla to the final form of license agreement offered to BioMarin CF to determine if La Jolla has complied with Section 2.4(b) and all payments to be received by La Jolla through the date of such audit have been paid to La Jolla.

(h) Right to Share Information. Nothing contained in this Section 2.4 shall prohibit La Jolla from providing to an Asia-Pacific Licensee (or a prospective Asia-Pacific Licensee) the information permitted to be shared as specified in Section 4.3(a) (so long as La Jolla protects such information under an appropriate non-disclosure agreement and limits its use to the Proposed Territory as required by this Agreement).

ARTICLE III

GOVERNANCE

3.1 Joint Steering Committee.

(a) Establishment. Within thirty (30) days following the Effective Date, La Jolla and BioMarin CF shall establish a joint steering committee (“Joint Steering Committee” or “JSC”) to oversee, review and coordinate the activities of the Parties under this Agreement as provided in this Section 3.1, including, the development of Products for registration, and the marketing and distribution of Products, within the Territory, and the manufacture of the Compound and Products for use and sale in the Territory, all subject to the provisions of this Article 3.

(b) Duties. The JSC shall:

(i) Review and approve changes to each Operating Plan/Budget in accordance with this Agreement;

(ii) Provide a forum for the Parties to exchange information and coordinate their respective activities with respect to matters pertaining to the development, manufacture, and commercialization of the Products in the Territory, and matters pertaining to the registration of Products in the Territory;

(iii) Coordinate the overall activities and integration of the Working Group and functional sub-working groups and resolve matters specifically assigned to be decided by the Working Group in this Agreement that the Working Group is unable to resolve; and

(iv) Perform such other duties as are specifically assigned to the JSC in this Agreement or the Financial Appendix.

3.2 Establishment of Working Group. The JSC shall establish, and to the extent it deems appropriate, delegate duties to a working group to plan and coordinate particular projects or activities (the “Working Group”), including but not limited to: (i) plan and coordinate the conduct of the development activities and regulatory matters for the Products within the Territory, (ii) coordinate the manufacturing and supply of the Products for use or sale within the Territory or as otherwise contemplated in Article 9, and (iii) coordinate the conduct of the commercialization, marketing and promotion activities for the Products in the Territory and to plan and coordinate any joint promotion activities in the United States, if applicable. The Working Group and its activities shall be subject to the oversight, review and approval of, and shall report to, the JSC. The Working Group shall be composed of an equal number of representatives from each Party, selected by such Party, and the total number of members of the Working Group will be determined by the JSC, but in no event shall be less than three (3) representatives from each Party. The Working Group shall meet at such times as directed by the JSC or more frequently as determined by the Working Group, but in no event less than once each calendar quarter. The Working Group meetings may be conducted by telephone, video-conference or in-person as determined by the Working Group; provided, however, that the Working Group shall meet in-person at least once each calendar quarter and, unless otherwise agreed by the Parties, all in-person meetings of the Working Group shall be held on an alternating basis between La Jolla’s facilities and BioMarin CF’s facilities, in each event except as unanimously agreed by the JSC. In no event shall the authority of the Working Group exceed that specifically delegated to it by the JSC. The Working Group may establish subordinate committees to oversee or handle different aspects of the Working Group’s responsibilities.

3.3 JSC Membership. The JSC shall be composed of an equal number of representatives from each of BioMarin CF and La Jolla, selected by such Party. Unless the Parties otherwise agree, the exact number of representatives for each of BioMarin CF and La Jolla shall be three (3) representatives, with each representative at the Vice President (or its equivalent) level or above. Each Party shall designate a co-chair for the meetings of the JSC (each, a “Co-Chair”). The Co-Chairs shall: (i) coordinate and prepare the agenda for, and ensure the orderly conduct of, the JSC’s meetings; and (ii) within ten (10) business days after the JSC’s meeting, prepare and circulate the minutes of such meeting accurately reflecting the discussions and decisions of the JSC. Such minutes from the JSC’s meeting shall not be finalized until the applicable Co-Chair from each Party has reviewed and confirmed the accuracy of such minutes in writing. Either Party may replace its respective Co-Chairs and other representatives at any time with prior written notice to the other Party; provided that the criteria for composition of the JSC set forth above continues to be satisfied following any such replacement of a Party’s representative on the JSC. In the event the Co-Chair of the JSC from either Party is unable to attend or participate in a particular JSC meeting, such Party may designate a substitute Co-Chair for the meeting.

3.4 JSC Meetings. The JSC shall meet at least once each calendar quarter, or more or less often as otherwise agreed to by the Parties. The JSC meetings may be conducted by telephone, video-conference or in-person as agreed to by the Parties; provided, however, that the JSC shall meet in-person at least once each calendar quarter. Unless otherwise agreed by the Parties, all in-person meetings for the JSC shall be held on an alternating basis between La Jolla’s facilities and BioMarin CF’s facilities. Each Party shall bear its own personnel and travel costs and expenses relating to the JSC meetings. With the consent of the Parties (not to be unreasonably withheld or delayed), other employee representatives of the Parties may attend the JSC meeting as non-voting observers.

3.5 Decision-Making. Decisions of the JSC, as well as the decisions or recommendations of the Working Group, shall be made by unanimous vote, with at least one (1) representative from each Party participating in any vote. In the event that the Working Group or the JSC fails to reach unanimous agreement with respect to a particular matter within its authority, then such matter shall be resolved under the procedures set forth in Section 17.1.

3.6 Scope of Governance. Notwithstanding the creation of the JSC and the Working Group, each Party shall retain the rights, powers and discretion granted to it under this Agreement, and the JSC and the Working Group shall not be delegated or vested with rights, powers or discretion unless such delegation or vesting is expressly provided in this Agreement, or the Parties expressly so agree in writing. Neither the JSC, nor the Working Group, shall have the power to amend or modify this Agreement, and no decision of the JSC, nor any decision or recommendation of the Working Group, shall be in contravention of any terms and conditions of this Agreement. It is understood and agreed that issues to be formally decided by the JSC, or to the extent applicable, by the Working Group, are only those specific issues that are expressly provided in this Agreement to be decided by the JSC or, to the extent applicable, the Working Group.

ARTICLE IV

DEVELOPMENT; OPERATING PLAN BUDGET

4.1 Overall Efforts in Development.

(a) Prior to the Full Participation Point, La Jolla shall use its best efforts to prepare for the filing and prosecution and to maintain the NDA for the Product in the United States and the MAA in the European Union and shall otherwise conduct all development activities with respect to Products for the Territory in accordance with the Operating Plan/Budget, subject to the oversight of the JSC and the Working Group; provided that La Jolla is not hereby guaranteeing that the FDA will issue the NDA or that the EMEA will issue the MAA. Unless otherwise agreed by the Parties, BioMarin CF will not perform any development activities under the Operating Plan/Budget other than manufacturing related activities prior to the Full Participation Point. Prior to the Full Participation Point, La Jolla shall use diligent efforts to implement the Operating Plan/Budget in a prompt and expeditious manner and in a manner designed to obtain Marketing Approvals for the existing Product in the United States and the European Union; and La Jolla shall use diligent efforts to ensure that the Operating Plan/Budget provides at all times for adequate activities, resources and funding to achieve such results in an expeditious and efficient manner. Notwithstanding the foregoing prior to the Full Participation Point, such obligations shall not require La Jolla to initiate or conduct an efficacy trial in humans other than the ASPEN Study. The foregoing diligence obligations shall not apply if there is a Futile Determination or, if based upon receipt of the 128 Flare Topline Data, the ASPEN Study does not result in a P-Value Achievement. The Parties acknowledge that the up front payments to be, and such additional payments as are described in Sections 7.2-7.4 and 7.13(b) as may be, paid by BioMarin CF are in support of La Jolla’s conduct of the ASPEN Study and other research and development activities with respect to the Compound and Products and accordingly, prior to the Full Participation Point, La Jolla agrees that it shall not fund the development of any product, other than the Compound and Products if such funding causes La Jolla’s remaining net available cash to be less than one hundred ten percent (110%) of the amount reasonably necessary to fund the Operating Plan/Budget through receipt of the 128 Flare Topline Data. For clarity, subject to the preceding sentence, La Jolla may conduct research and development activities for any other programs or products.

(b) After the Full Participation Point, La Jolla and BioMarin CF shall each use diligent efforts to implement the Operating Plan/Budget in a prompt and expeditious manner, and in a manner designed to obtain Marketing Approvals for Products in each Major Market and for such other countries within the Territory as may be commercially reasonable and to commercialize the Products in such countries. The Parties shall use diligent efforts to ensure that the Operating Plan/Budget provides at all times for adequate activities, resources and funding to achieve such results, in an expeditious and efficient manner. Without limiting the foregoing, subject to Section 4.1(b) below, it is understood that after the Full Participation Point, the Operating Plan/Budget will at all times provide for both Parties to have significant roles in the development activities for Products within the Territory. In the case of La Jolla, such role in development activities for the Products shall included, at a minimum: (i) conducting Phase IV Studies (as defined in Exhibit 4.2E) for the existing Product in the United States; and the allocation of La Jolla FTEs for the performance of such Phase IV Studies; and (ii) reasonable consideration shall be given to La Jolla’s existing expertise in developing Products and, where appropriate, as determined by the JSC, such expertise will be utilized in the ongoing research and development and life cycle management of Products. Neither La Jolla nor BioMarin CF shall have an obligation to use diligent efforts to execute with respect to a Product in any country after the Commercial Life of such Product in such country.

(c) ASPEN Study. Unless the Parties otherwise mutually agree, La Jolla shall be responsible for the conduct and management of the ASPEN Study, both prior to and after the Full Participation Point, provided that BioMarin CF will be informed of the status of the ASPEN Study on a regular basis and will have complete access to all Data generated from the ASPEN Study at all times. Unless expressly agreed by both La Jolla and BioMarin CF, no Operating Plan/Budget will materially alter the conduct of the ASPEN Study as set forth in the protocol submitted to the FDA prior to the Effective Date.

(d) Development Costs. The costs of performing all development and regulatory activities pursuant to the Operating Plan/Budget prior to the Full Participation Point (including the performance of the ASPEN Study up to the Full Participation Point), shall be at La Jolla’s sole expense. After the Full Participation Point, the costs of implementing all development and regulatory activities pursuant to the Operating Plan/Budget (including the remaining portion of the ASPEN Study, if applicable) shall be shared equally by the Parties in accordance with Section 7.12 and the Financial Appendix, except as provided in Section 4.2(d)(ii) below.

(e) Dosing Study. [****]

4.2 Operating Plan/Budget.

(a) General. With the assistance of the Working Group, the JSC shall establish a rolling three (3) calendar year plan and budget for (i) the cooperative development of, and regulatory activities for, the Products, (ii) the manufacturing activities for the Products, including without limitation process development, and (iii) the marketing, promotion and commercialization of the Products within the Territory under this Agreement (as such plan and budget may be amended from time to time in accordance with this Agreement, and as approved by the JSC, the “Operating Plan/Budget”). The Operating Plan/Budget will be established in such a way as to incorporate the business objectives described in Section 4.1(b) and 6.1(a). [****] The Operating Plan/Budget will include sufficient funding for the Dosing Study. It is understood that the JSC will modify and update the Operating Forecast annually in connection with the procedure for amending and updating the Operating Plan/Budget under Sections 4.2(c) and 4.2(d) below.

(b) Initial Operating Plan/Budget. An initial Operating Plan/Budget for Products within the Territory is attached to this Agreement as Exhibit 4.2B (“Initial Operating Plan/Budget”). The Initial Operating Plan/Budget shall be deemed to be the Operating Plan/Budget for all purposes of this Agreement until such Initial Operating Plan/Budget is updated in accordance with Section 4.2(d) below.

(c) Amendments. The JSC shall review the Operating Plan/Budget on an ongoing basis, and in no event less frequently than once each calendar year (as set forth in Section 4.2(d) below), or more frequently as needed to take into account completion, commencement or cessation of activities not contemplated by the then-current Operating Plan/Budget. The Working Group shall submit to the JSC as a proposal an amendment to the Operating Plan/Budget in advance of implementation of such amendment, including any amendment that effects a material change in the budget or timeline in effect for the current year of such Operating Plan/Budget.

(d) Timing and Process for Annual Amendments.

(i) No later than [****] of each calendar year after the Effective Date commencing in 2009, the Working Group shall present to the JSC for its review and approval its plans and budget for its respective area to be included in the overall Operating Plan/Budget for the next three (3) calendar years in the form described in Section 4.2(a) above. If an Operating Plan/Budget is not approved by the JSC by [****] of a calendar year, then, until such time as an

Operating Plan/Budget is either approved by the JSC or established pursuant to the dispute resolution procedure set forth in Section 17.1 below: (i) the preceding Operating Plan/Budget (including the Operating Forecast for the applicable period) shall continue to govern the Parties’ activities under this Agreement, (ii) each Party shall be permitted to conduct activities allocated to such Party in such preceding Operating Plan/Budget and incur costs consistent with such preceding Operating Plan/Budget, which costs shall be shared equally by the Parties in accordance with Section 7.12 below and the Financial Appendix, and (iii) in any case, without limiting the foregoing, each Party may continue any on-going trials initiated by such Party in accordance with such preceding Operating Plan/Budget, and the reasonable costs incurred by such Party in connection with such trials shall continue to be shared equally by the Parties in accordance with Section 7.12 below and the Financial Appendix; in each case, as if such costs were set forth in an approved Plan/Budget. [****]

(ii) [****]

(e) Operating Plan/Budget Content.

(i) In addition to the information described in Section 4.2(a) above, each Operating Plan/Budget shall designate responsibility and a reasonable timeline for completion for such activities.

(ii) The Operating Plan/Budget shall address: [****]

(iii) In addition, after receipt of the first Marketing Approval for a Product in the Territory, the Operating Plan/Budget shall include the requirements set out in Exhibit 4.2E hereto.

4.3 Exchange of Data and Know-How.

(a) By Either Party. During the term of this Agreement, each Party shall provide to the other Party all such Party’s Know-How (i.e., in case of La Jolla, La Jolla Know-How, and in the case of BioMarin CF, all BioMarin CF Know-How) that has not previously been provided hereunder, in each case promptly upon request by the other Party. The Party providing such Know-How shall provide the same in electronic form (to the extent the same exists in electronic form), and shall provide copies as reasonably requested and/or an opportunity for the other Party or its designee to inspect (and copy) all other materials comprising such Know-How (including for example, original patient report forms and other original source data). The Parties will cooperate and reasonably agree upon formats and procedures to facilitate the orderly and efficient exchange of the La Jolla Know-How and the BioMarin CF Know-How. Except as specifically provided in this Agreement, La Jolla may not provide, disclose or sublicense any BioMarin CF Know-How to any Third Party, and may not use, any BioMarin CF Know-How for any purpose other than to perform its obligations and exercise its rights under this Agreement. For avoidance of doubt, La Jolla may not provide or sublicense any BioMarin CF Know-How to the Asia-Pacific Licensee in the Asia-Pacific Territory or use any BioMarin CF Know-How to develop and/or commercialize the Products in the Asia-Pacific Territory; provided, however, that the Parties agree that La Jolla shall have the right to provide the NDA, all correspondence with the FDA relating to the NDA, the MAA and all correspondence with the EMEA relating to the MAA, in each case relating to the Product being used in the ASPEN Study and/or any modifications to such Product included in such NDA and/or MAA, as approved by the FDA or EMEA, and/or any supplements to the foregoing (such Product including modifications thereto, the “Initial Product”), any other filings with the FDA or EMEA associated with the Initial Product, all manufacturing information, and all clinical, preclinical and technical Data relating to the Initial Product and all pharmacovigilance and safety information relating to the Initial Product to any Affiliate or Third Party partner for the Asia-Pacific Territory for purposes of manufacturing, developing and commercializing the Compound and Product in the Asia-Pacific Territory. Additionally, upon BioMarin CF’s prior written consent, which may be granted or withheld in BioMarin CF’s sole and absolute discretion, La Jolla may disclose other BioMarin CF Know-How or other information that would otherwise be restricted by this Agreement to an Asia-Pacific Licensee in the Asia-Pacific Territory. Except as specifically provided in this Agreement, BioMarin CF may not provide or disclose any La Jolla Know-How to any Third Party, and may not use any La Jolla Know-How for any purpose other than to perform its obligations and exercise its rights under this Agreement.

(b) Provision of Data to JSC. Upon request by the JSC, each Party shall promptly provide the JSC with summaries in reasonable detail of all Data generated or obtained in the course of such Party’s performance of activities under the Operating Plan/Budget.

4.4 Term of Ongoing Obligations. The Parties’ obligations under Sections 4.1, 4.3 and 6.2, La Jolla’s obligation to perform activities under the Operating Plan/Budget, and La Jolla’s supply and manufacturing obligations under Article 9 and Section 5.3 below, any further right of La Jolla to have FTEs included in any Operating Plan/Budget pursuant to Section 4.1(b), 6.1, 6.2 or any other provision of this Agreement, and any right of La Jolla to manufacture or supply Product to BioMarin CF for sale in the Territory pursuant to any provision of this Agreement, shall terminate eighteen (18) years after the Effective Date, unless La Jolla requests to extend such period in writing at least two (2) years prior to such date. Upon termination of such obligations, the Working Group and the JSC will terminate. However, each Party will continue to have an approval right with respect to matters specified to be decided by the JSC under this Agreement. In such event, if the Parties are unable to reach agreement on a matter specified in this Agreement to have been decided by the JSC, the matter shall be resolved as if it were a dispute of the JSC in accordance with Article 17 below.

ARTICLE V

REGULATORY MATTERS

5.1 Regulatory Responsibilities. Unless otherwise agreed by the Parties:

(a) ASPEN Study and Dosing Study. La Jolla shall be responsible for filing, prosecuting, obtaining and maintaining, in its own name, all INDs, CTAs, and other regulatory filings with respect to the ASPEN Study and the Dosing Study.

(b) NDA Regulatory Responsibilities. La Jolla will make all necessary regulatory filings (including by way of amendment) for, and seek to obtain, an NDA for the Product currently under development, including filing a new NDA if agreed by the JSC or required by the FDA, in the United States in its own name. Promptly following the Full Participation Point and within thirty (30) days after such NDA is approved, La Jolla shall assign to BioMarin CF all of its rights, title and interest in and to such NDA. Notwithstanding the foregoing, BioMarin CF will have a co-lead role in connection with any negotiations with the FDA regarding labeling of the Products. Prior to the assignment of the NDA, La Jolla shall maintain the same and shall take such actions as are reasonably necessary to make available to BioMarin CF the benefits of such NDA to the extent required in connection with BioMarin CF’s activities under this Agreement. After the assignment, BioMarin CF will be responsible for any further regulatory matters involving the Products, and La Jolla will fully support and cooperate with BioMarin CF in connection with such activities.

(c) Other Regulatory Responsibilities. From and after the Full Participation Point, except as expressly provided in Section 5.1(a) and (b), BioMarin CF shall be responsible for filing, obtaining and maintaining, in its own name, all other INDs, Marketing Applications, Marketing Approvals and other regulatory filings related to the development and commercialization of Products within the Territory, provided that La Jolla will fully support and cooperate with BioMarin CF in connection with such activities to the extent requested by BioMarin CF. BioMarin CF shall also obtain any export approvals required by the FDA to import or export Products to any country within the Territory outside the United States. All such filings will be in the name of BioMarin CF, except where otherwise required by local law.

(d) Costs. Prior to the Full Participation Point, responsibility for the costs of preparing, filing, obtaining and maintaining regulatory filings and approvals, including INDs, the NDA, the MAA, and other Marketing Approvals, for Products within the Territory shall be paid by La Jolla. From and after the Full Participation Point, responsibility for the costs of filing, obtaining and maintaining regulatory filings and approvals, including INDs, NDAs, MAAs, and other Marketing Approvals, for Products within the Territory shall be shared equally by the Parties as provided in Section 7.12 and the Financial Appendix.

5.2 Filings and Meetings with Regulatory Authorities.

(a) Regulatory Filings and Correspondence. The Party with responsibility for regulatory matters in a Major Market country (as described in Section 5.1(a), (b) and (c) above) shall provide the other Party’s representatives on the JSC with copies of all material regulatory filings (including Marketing Approvals) and all minutes of any material meetings, telephone conferences and/or discussions with the Regulatory Authority of such Major Market country, and shall promptly notify the other Party’s representatives on the JSC with respect to any material changes or material matters that may arise in connection with such regulatory filings, including Marketing Approvals, of a Product within such Major Market country. Each Party will provide the other Party with translations of such documents into English to the extent prepared or obtained for its own use.

(b) Regulatory Interactions. [****]

(c) Role of JSC. The JSC shall approve the overall strategy and positioning of all material meetings, submissions and filings for Products with FDA, EMEA and Regulatory Authorities of other Major Market countries prior to their conduct, submission or filing, based upon reasonably detailed reports and summaries of such meetings, submissions and filings presented to the JSC by the Party with primary responsibility for such meeting, submission or filing (as described in Sections 5.1(a), (b) and (c) above), and all such meetings, submissions and filings shall conform with the strategy approved by the JSC. In connection with such review, such Party shall promptly provide to the JSC such additional information regarding a proposed meeting, submission or filing as the other Party may reasonably request.

(d) Other Regulatory Matters. Each Party will promptly provide the other Party with copies of all material documents, information and correspondence received from a Regulatory Authority (including a written summary of any material communications in which such other Party did not participate) pertaining to Products within the Territory and, upon reasonable request, with copies of any other documents, reports and communications from or to any Regulatory Authority within the Territory relating to a Product or activities under this Agreement.

5.3 Regulatory Inspections. [****]

5.4 Audit Rights. Each Party shall have the right, during normal business hours, and no more than once per calendar year, with more frequent audits upon agreement of the Parties (such agreement not to be withheld unreasonably), to inspect and audit: (a) those portions of the facilities of each Party, or any of its Affiliates, Sublicensees, subcontractors and investigator sites used in the performance of the Operating Plan/Budget, the manufacturing of Product to be supplied pursuant to this Agreement, and/or commercialization activities within the Territory, to ascertain compliance with applicable laws and Marketing Approvals, including current Good Laboratory Practices, Good Clinical Practices and Good Manufacturing Practices (“GMP”), and conformance with the applicable specifications and quality assurance standards, provided that the inspecting Party shall on such occasions be accompanied by a representative of the other Party (and such other Party must reasonably cooperate in making its representative available for such purpose); and (b) any of the other Party’s documentation or its Affiliates’, Sublicensees’, subcontractors’ or investigators’ documentation relating to the Operating Plan/Budget, the manufacturing of Product to be supplied pursuant to this Agreement, and/or commercialization activities within the Territory, including, to the extent permitted by law and any applicable privacy policies, the medical records of any patient participating in any clinical study under the Operating Plan/Budget. Notwithstanding the foregoing, in the event that BioMarin CF’s GMP compliance group determines that an audit is appropriate due to any issue relating to manufacturing, testing or other aspects of GMP compliance then BioMarin CF shall have the right to require additional audits of La Jolla, its Affiliates, Sublicensees, subcontractor and investigation sites until all such issues have been resolved. In addition, a Party’s audit right shall be limited by bona fide Third Party agreements or confidentiality obligations, provided, however, that each Party shall use its reasonable efforts to: (i) obtain audit rights for the other Party under such agreements; but (ii) cannot guarantee such other Party is granted audit rights to the same extent which a Party has audit rights in any agreements executed after the Effective Date; and if a Party is unable to obtain such audit rights for the other Party, then upon request it shall exercise its own rights with respect to such an audit for the benefit of the other Party.

5.5 Adverse Event Management.

(a) [****]

(b) [****].

(c) [****]

(d) [****]

ARTICLE VI

COMMERCIALIZATION AND PROMOTION

6.1 Commercialization.

(a) General. From and after the Full Participation Point, La Jolla and BioMarin CF shall each use diligent efforts to implement the commercialization activities under the Operating Plan/Budget described below with respect to each Product in a prompt and expeditious manner, and in a manner designed to achieve commercial success of such Products in each Major Market and for such other countries within the Territory as may be commercially reasonable.

(b) Territorial Allocation. In the United States, the Parties will jointly commercialize the Products as more fully described below, and in other countries of the Territory, BioMarin CF will be exclusively responsible for commercialization of the Products; in each case in accordance with the Operating Plan/Budget then in effect and subject to the oversight of the JSC.

(i) United States. In the United States, the Parties will be jointly responsible for the marketing activities outlined on Exhibit 6.1B hereto, and La Jolla shall have the right to provide fifty percent (50%) of the total number of FTEs allocated to the performance of such activities in the Operating Plan/Budget. In addition, La Jolla will have the right to deploy Sales Representatives detailing Products pursuant to Section 6.2 below and shall be afforded the opportunity to have input on the other major elements relating to marketing the Product. Subject to the foregoing, BioMarin CF shall have primary responsibility for other aspects of marketing and commercializing Products in the United States.

(ii) Countries of the Territory Outside the Unites States. In countries of the Territory outside the United States, BioMarin CF shall be exclusively responsible for performing all activities for the marketing, promotion, distribution and other commercialization of the Products, except as the JSC may otherwise determine is in the best interests of a Product, in accordance with the Operating Plan/Budget and the terms of this Agreement.

(iii) Promotion of the Products. [****]

(iv) Activities Prior to Full Participation Point. Notwithstanding the foregoing, prior to the Full Participation Point, except as the Parties may otherwise agree, La Jolla shall conduct any commercialization activities to be conducted with respect to the Products for all or any portion of the Territory at La Jolla’s sole expense.

6.2 La Jolla’s Sales Force Deployment Option.

(a) Exercise of Option. La Jolla shall have the right to deploy a portion of the total number of Sales Representatives for the Products in the United States (“Sales Force Deployment Option”) in accordance with this Section 6.2. To exercise the Sales Force Deployment Option, La Jolla shall notify BioMarin CF in writing no later than [****] after La Jolla’s receipt of the 128 Flare Topline Data as described in Section 7.6(e) below or earlier completion of the efficacy portion of the ASPEN Study. La Jolla shall only have the right to exercise the Sales Force Deployment Option once.

(i) La Jolla FTEs. If La Jolla exercises the Sales Force Deployment Option, La Jolla shall have the right to deploy up to [****]. Following La Jolla’s exercise of the Sales Force Deployment Option, La Jolla shall have the right and obligation to deploy toward the promotion of the Products in the United States the number of Sales Representatives specified in its notice of exercise. If La Jolla exercises its Sales Force Deployment Option within the time period specified in subparagraph (a), and the JSC determines to increase the total number of Sales Representatives that will promote Products in the United States from the number of such Sales Representatives allocated to such activities in the Operating Plan/Budget for the initial launch, La Jolla may increase the number of Sales Representatives that will promote the Products in the United States to maintain the same percentage of deployment as established through the exercise of the Sales Deployment Option by providing a notice to BioMarin CF in writing no later than thirty (30) days after such JSC determination. In the event that the JSC determines to reduce the total number of Sales Representatives that will promote the Products in the United States, such reduction shall be made proportionally between BioMarin CF and La Jolla Sales Representatives. For purposes of this Section 6.2(a)(i), [****]

(ii) Sales Activities. It is understood that the Sales Representatives to be deployed by La Jolla shall be deployed in a manner to ensure geographic dispersion of, and reasonable access to major metropolitan areas by such La Jolla Sales Representatives. Other than the personnel to be so deployed and details to be performed by La Jolla, BioMarin CF shall be responsible for the remaining promotional effort for the Products in the United States in accordance with the Joint Promotion Plan established in accordance with Section 6.2(c) below.

(b) Role of the Joint Steering Committee. The JSC shall be responsible for coordinating the joint promotional activities of the Parties within the United States in the event La Jolla exercises the Sales Force Deployment Option.

(c) Joint Promotion Plan. After La Jolla has exercised the Sales Force Deployment Option and promptly following request by either Party, the Working Group shall prepare an operating plan for joint promotion of the Products in the United States (“Joint Promotion Plan”), which shall be reviewed and approved by the JSC. The Joint Promotion Plan shall set out in reasonable detail: (i) overall strategies with respect to promoting and marketing the Products in the U.S.; (ii) the activities to be conducted and the responsibilities of each Party in connection with the promotion of the Products in the U.S.; (iii) the reach, frequency, deployment and call plan for the Sales Representatives promoting the Products in the U.S.; and (iv) a fair and reasonable allocation between BioMarin CF and La Jolla of activities under such Joint Promotion Plan in the U.S., consistent with Section 6.2(a) above, including a reasonable allocation of promotion responsibilities for channels and key opinion leaders. Further, the Joint Promotion Plan shall provide at all times for an equivalent allocation of resources between the Sales Representatives of each of BioMarin CF and La Jolla, including with respect to marketing tools, programs, corporate accounts and medical affairs support, and shall provide for reasonable consistency from period to period in the responsibilities allocated to each Party. After establishment of the initial Joint Promotion Plan, the JSC shall review the Joint Promotion Plan on an ongoing basis and in no event less frequently than once each calendar half-year. The Working Group may propose revisions to the then-current Joint Promotion Plan to the JSC; provided however that that Joint Promotion Plan in effect for any year shall not be materially modified except as approved by the JSC.

(d) Performance Standards. BioMarin CF, and to the extent La Jolla has exercised the Sales Force Deployment Option, La Jolla will promote, market, and sell the Products in accordance with any requirements of the Regulatory Authorities and the reasonable requirements and instructions of the JSC and BioMarin CF, consistent with the Joint Promotion Plan, as such may be amended from time to time. Each Party will use commercially reasonable efforts to promote, maintain, and extend the sale of the Products in the U.S. that will reflect favorably on the other Party’s name, the Product Trademarks, and the quality of the Products. Neither Party will make any representations, nor give any warranty or guarantee to any Third Party in relation to the Products other than as approved by the JSC in writing. At all times, each Party will conduct its business in an ethical and business-like manner and in such a way as to uphold the good name and reputation of the other Party and the Products. Each Party will ensure that all regulations and requirements relating to the distribution, sale, and commercialization of the Products in the U.S. are complied with, as they relate to such Party’s activities hereunder.

(e) BioMarin CF Practices and Procedures. After La Jolla has exercised the Sales Force Deployment Option, La Jolla agrees to comply promptly with the reasonable policies and directives with regard to the promotion of the Products in the United States issued by BioMarin CF from time to time; provided that such policies and procedures are equally applicable to BioMarin CF and its Sales Representatives and do not otherwise conflict with the terms of this Agreement. BioMarin CF shall notify La Jolla of such policies or directives and any changes thereto in writing a reasonable period prior to the implementation of such policies or directives, or any changes thereto. If La Jolla exercises the Sales Force Deployment Option, La Jolla shall, as an essential part of its commitment under this Agreement, use diligent efforts to cause its Sales Representatives to perform such tasks or activities for the promotion of the Products in the United States as specified in any Operating Plan/Budget.

(f) Sales Efforts; Costs.

(i) Sales Efforts of the Parties. The Joint Promotion Plan for each calendar year shall specify the number of Sales Representatives to be deployed by each Party for such calendar year, consistent with the parameters set forth in Section 6.2(a)(i) above.

(ii) Costs. If La Jolla exercises its Sales Force Deployment Option, then for purposes of Section 7.12 below and the Financial Appendix, the costs of the Parties’ Sales Representatives promoting the Products in the United States shall be determined on a modified FTE basis, as follows: [****]

(iii) Sales Representative Compensation Weighting. [****]

(g) Timing. La Jolla and BioMarin CF shall cooperate to have the Sales Representatives of both Parties hired and trained prior to the commencement of their joint promotion activities. To the extent that either Party hires and trains additional Sales Representatives for such purposes, it is understood that reimbursement of such Sales Representatives in accordance with the Financial Appendix will commence as of such Sales Representative’s date of hire. The timing of hiring the Sales Representatives shall be determined by the JSC and, to the extent practical, shall be done in order to have the Sales Representatives of each Party hired and trained prior to the launch of the first Product in the United States and such hiring and training of Sales Representatives shall be conducted by BioMarin CF and La Jolla in parallel (i.e., at approximately the same time prior to launch).

6.3 Right to Seek to Change Structure to Royalties on Net Sales. [****]

6.4 Booking Sales. It is understood that, during the term of this Agreement, as between the Parties, BioMarin CF will book all sales for Product in each country of the Territory.

6.5 Commercialization Activities Outside the Territory. La Jolla shall keep the JSC reasonably informed as to the progress of its launch and commercialization activities relating to the Product in the Asia-Pacific Territory, to the extent La Jolla has the right to do so, including with respect to pricing, by way of updates to the JSC at least annually and as otherwise reasonably requested by the JSC.

ARTICLE VII

PAYMENTS

7.1 Commencement Payments.

(a) Within fifteen (15) days following the Effective Date:

(i) BioMarin CF shall pay to La Jolla Seven Million Five Hundred Thousand Dollars ($7,500,000); and

(ii) BioMarin CF shall purchase Seven Million Five Hundred Thousand Dollars ($7,500,000) worth of Series B Preferred Stock of La Jolla pursuant to the terms of the Securities Purchase Agreement at a price per common share equivalent (based on the conversion ratio provided for in the Certificate of Designations attached as an exhibit to the Securities Purchase Agreement) that represents a twenty percent (20%) premium over the average closing price of the Common Stock of La Jolla, as reported on the NASDAQ stock market, for the twenty (20) trading days ending on the day prior to the Effective Date.

7.2 Payments in Connection with First Interim Efficacy Analysis.

(a) Upon BioMarin CF’s receipt of a Completion Notice of the occurrence of the First Interim Efficacy Analysis and a Non-Futile Determination, BioMarin CF shall pay to La Jolla Fifteen Million Dollars ($15,000,000) within thirty (30) days.

(b) If the Completion Notice with respect to the occurrence of the First Interim Efficacy Analysis is accompanied by notice of a Futile Determination, then BioMarin CF shall have no further payment obligation to La Jolla under Sections 7.2, 7.3 and 7.4 and Section 7.13 shall thereafter apply to the continuing rights and obligations of the Parties under this Agreement.

(c) If the Completion Notice with respect to the occurrence of the First Interim Efficacy Analysis is accompanied by a notice of a P-Value Achievement, subject to Section 7.18, BioMarin CF shall have thirty (30) days to pay to La Jolla Forty-Seven Million Five Hundred Thousand Dollars ($47,500,000), Seven Million Five Hundred Thousand Dollars ($7,500,000) of which may be paid at BioMarin CF’s election in the form of an equity investment in La Jolla in accordance with Section 7.5.

7.3 Payments in Connection with Second Interim Efficacy Analysis.

(a) If BioMarin CF maintained its right to effect the Full Participation Point after the occurrence of the First Interim Efficacy Analysis by paying to La Jolla Fifteen Million Dollars ($15,000,000) in accordance with Section 7.2(a) of this Agreement, then within thirty (30) days of BioMarin CF’s receipt of a Completion Notice of the occurrence of the Second Interim Efficacy Analysis and:

(i) a P-Value Achievement, subject to Section 7.18, BioMarin CF shall pay to La Jolla Fifty-Five Million Dollars ($55,000,000), up to Ten Million Dollars ($10,000,000) of which may be paid at BioMarin CF’s election in the form of an equity investment in La Jolla in accordance with Section 7.5; or

(ii) a Non-Futile Determination, subject to Section 7.18, BioMarin CF may (x) maintain its right to effect the Full Participation Point by paying to La Jolla Twenty-Two Million Five Hundred Thousand Dollars ($22,500,000), up to Five Million Dollars ($5,000,000) of which may be paid at BioMarin CF’s election in the form of any equity investment in La Jolla in accordance with Section 7.5, or (y) effect the Full Participation Point by paying to La Jolla Fifteen Million Dollars ($15,000,000), up to Five Million Dollars ($5,000,000) of which may be paid at BioMarin CF’s election in the form of an equity investment in La Jolla in accordance with Section 7.5.

(b) If the Completion Notice with respect to the occurrence of the Second Interim Efficacy Analysis is accompanied by a Futile Determination, then BioMarin CF shall have no further payment obligation to La Jolla under Sections 7.3 and 7.4 and Section 7.13 shall thereafter apply to the continuing rights and obligations of the Parties under this Agreement.

7.4 Payment in Connection with 128 Flare Topline Data.

(a) If BioMarin CF effected the Full Participation Point after the occurrence of the Second Interim Efficacy Analysis in accordance with Section 7.3(b)(ii)(y) of this Agreement, then within thirty (30) days of BioMarin CF’s receipt of the Completion Notice relating to La Jolla’s receipt of the 128 Flare Topline Data and a P-Value Achievement, BioMarin CF shall pay to La Jolla Thirty Million Dollars ($30,000,000).

(b) If BioMarin CF maintained its right to effect the Full Participation Point after the occurrence of both the First Interim Efficacy Analysis in accordance with Section 7.2(a) and the Second Interim Efficacy Analysis in accordance with Section 7.3(a)(ii)(x) of this Agreement, then within thirty (30) days of BioMarin CF’s receipt of the Completion Notice relating to La Jolla’s receipt of the 128 Flare Topline Data and a P-Value Achievement, subject to Section 7.18, BioMarin CF shall pay to La Jolla Fifty-Five Million Dollars ($55,000,000), up to Fifteen Million Dollars ($15,000,000) of which may be paid at BioMarin CF’s election in the form of an equity investment in La Jolla in accordance with Section 7.5.

(c) If the Completion Notice provided to BioMarin CF with respect to the 128 Flare Topline Data indicates that the P-Value Achievement has not occurred, then BioMarin CF shall have no further payment obligation to La Jolla under Section 7.4 and Section 7.13 shall thereafter apply to the continuing rights and obligations of the Parties under this Agreement.

7.5 Partial Payments in Equity. To the extent that BioMarin CF elects to make a portion of any payments due to La Jolla in the form of an equity purchase as permitted under Sections 7.2, 7.3, or 7.4, then such equity investment shall be made pursuant to the terms of the Securities Purchase Agreement at a price per common share equivalent (based on the conversion ratio provided for in the Certificate of Designations attached as an exhibit to the Securities Purchase Agreement) equal to one hundred ten percent (110%) of the average closing price of the Common Stock of La Jolla, as reported on the NASDAQ stock market or such other reporting service as the stock is then quoted if not then quoted on NASDAQ (and if not then traded at the value determined by an investment bank selected consistent with the provisions of Section 14.3), for the ten (10) trading days commencing five (5) trading days immediately prior to the date La Jolla has publicly announced the event that triggered such payment (i.e., the P-Value Achievement, or in the case of such payment where there is no P-Value Achievement, La Jolla’s first public announcement of the results of the Second Interim Efficacy Analysis or the first public announcement of the approval of an NDA for the Product under Section 7.13). To effect the election to make such payments in the form of equity, BioMarin CF shall so notify La Jolla in writing within fifteen (15) days after receiving the Completion Notice that triggered such payment, specifying the amount of the payment relating to the Full Participation Point that BioMarin CF so elects to make in the form of such equity purchase (“Equity Election Notice”). All equity purchases pursuant to this Section 7.5 shall be subject to the provisions of Section 7.18.

7.6 Certain Terms. For purposes of the payments under this Section 7:

(a) “Data Monitoring Board” shall mean the expert advisory group appointed for the 90-14 portion of the ASPEN Study in accordance with the charter for such advisory group and which is charged with the responsibility, among other matters, of reviewing the results of the Interim Efficacy Analyses and making a recommendation in accordance with the protocol for the ASPEN Study based on the safety profile and the outcome of each Interim Efficacy Analysis as to whether La Jolla should continue to conduct the 90-14 portion of the ASPEN Study.

(b) “Non-Futile Determination” shall mean a recommendation by the Data Monitoring Board following the First Interim Efficacy Analysis or the Second Interim Efficacy Analysis, as applicable, as to the continuation of the 90-14 portion of the ASPEN Study other than (i) a recommendation that such continuation “may be futile” (as specified in Paragraph 7.1.2 of the Interim Analysis Plan for the 90-14 portion of the ASPEN Study), or (ii) P-Value Achievement has occurred; and “Futile Determination” shall mean a recommendation by the Data Monitoring Board following the First Interim Efficacy Analysis or the Second Interim Efficacy Analysis, as applicable, that the 90-14 portion of the ASPEN Study no longer has meaningful potential to meet its primary end point with statistical significance.

(c) “P-Value Achievement” shall mean: (A) in the case of the First Interim Efficacy Analysis or the Second Interim Efficacy Analysis, as applicable, the nominal p-value of the primary end point is less than 0.001; and (B) in the case of the analysis performed following La Jolla’s receipt of the 128 Flare Topline Data, the nominal p-value of the primary end point is less than 0.05.

(d) “Renal Events Committee” shall mean the committee of independent experts appointed for the 90-14 portion of the ASPEN Study in accordance with the charter for such committee and which shall provide an expert assessment of the renal flare data obtained as a result of the conduct of the 90-14 portion of the ASPEN Study and a determination as to whether such renal flares are attributable to SLE prior to the data from the 90-14 portion of the ASPEN Study being unblinded.

(e) “128 Flare Topline Data” shall mean summarized data tables for the first one hundred twenty eight (128) events of renal flare adjudicated to be SLE-related accrued in the 90-14 portion of the ASPEN Study calculating the time-to-renal flare for patients in the placebo and the combined active treatment groups in the 90-14 portion of the ASPEN Study, respectively, together with the results of the sensitivity analysis performed pursuant to Section 4.3 of the Statistical Analysis Plan for the 90-14 portion of the ASPEN Study and summaries of adverse events observed in such patients through the date of such 128th renal flare.

7.7 Notice by La Jolla. La Jolla shall promptly notify BioMarin CF in writing following the occurrence of each of the following events: (i) the First Efficacy Analysis; (ii) the Second Efficacy Analysis; (iii) Non-Futile Determination; (iv) Futile Determination; (v) a P-Value Achievement; (vi) La Jolla’s receipt of the 128 Flare Topline Data; and (vii) receipt of recommendation from the Data Mentoring Board to terminate any portion of the 90-14 portion of the ASPEN Study for any reason. A “Completion Notice” shall be any such notice issued by La Jolla under this Section 7.7 notifying BioMarin CF of the occurrence of one or more of the events described in paragraphs (i) through (vii).

7.8 Termination.

(a) BioMarin CF shall have the right to terminate this Agreement at any time and for any reason upon thirty (30) days written notice to La Jolla under this Section 7.8(a) prior to the date BioMarin CF effects the Full Participation Point pursuant to this Article 7. In the event that BioMarin CF so terminates this Agreement under this Section 7.8(a), BioMarin CF shall not be obligated to make any further payments under Sections 7.2, 7.3, 7.4, 7.9 or 7.10 that become due or otherwise are to be paid after the date of such notice of termination. For example, if BioMarin CF provides a notice of termination under this Section 7.8(a) after receipt of a Completion Notice from La Jolla of a P-Value Achievement at the Second Interim Efficacy Analysis, but prior to the date on which the corresponding payment in respect of the Full Participation Point becomes due (i.e., thirty (30) days after such notice from La Jolla), then this Agreement shall terminate and such payment in respect of the Full Participation Point shall not be due. Notwithstanding the foregoing or Section 13.3 below, BioMarin CF shall not have the right to terminate this Agreement prior making a payment to La Jolla pursuant to Section 7.2, unless Sections 7.2(b) or 7.2(c) apply.

(b) If the ASPEN Study terminates or is abandoned by La Jolla for any reason and at such time of termination or abandonment neither a P-Value Achievement has occurred nor the 128 Flare Topline Data has been received by La Jolla, then (i) La Jolla shall promptly notify BioMarin CF of such results, (ii) no further payment shall be due from BioMarin CF to La Jolla under Sections 7.2, 7.3 and 7.4 and (iii) Section 7.13 shall thereafter apply to the continuing rights and obligations of the Parties under this Agreement; provided that if the ASPEN Study has terminated or been abandoned and at such time a Party is in breach of its obligations hereunder, the applicability of Section 7.13 shall not affect the rights and claims of one Party against the other under this Agreement relating to such breach. Any such notice provided by La Jolla to BioMarin CF under this Section 7.8(b) shall be deemed to be a Completion Notice for the purposes of Sections 7.13 and 13.4 below.

(c) Any termination of this Agreement under this Section 7.8 shall be deemed a termination under Section 13.3, for the purposes of Article 14 below.

7.9 Regulatory Milestones. On and after the Full Participation Point, BioMarin CF shall pay to La Jolla the milestone payments set out below following the first achievement of the corresponding regulatory milestone set out below in accordance with the payment provisions of this Article 7:

Regulatory Milestone	One Time Milestone Payment Amount
1. First receipt of an approval of an NDA for the Product in the ASPEN Study:
a. if by such receipt La Jolla has completed a Positive Dosing Study	$45,000,000
b. if by such receipt La Jolla has not completed a Positive Dosing Study	$30,000,000
c. only in the circumstance that the P-Value Achievement occurs at the First Interim Efficacy Analysis or the Second Interim Efficacy Analysis and the Dosing Study is not complete at the time of approval of the NDA, if within one (1) year of such approval La Jolla completes a Positive Dosing Study	$15,000,000
2. First receipt of an approval of an MAA (or Marketing Approval in all of the Major Markets other than the United States)	$10,000,000

7.10 Net Sales Milestones. In addition, BioMarin CF shall pay to La Jolla the milestone payments set out below following the first achievement of the corresponding milestone set out below, in accordance with the payment provisions in this Article 7:

Net Sales Milestone	One Time Milestone Payment Amount
1. First time that Annual Net Sales of Products within the Territory equal or exceed Two Hundred Fifty Million Dollars ($250,000,000)	$13,500,000
2. First time that Annual Net Sales of Products within the Territory equal or exceed Five Hundred Million Dollars ($500,000,000)	$25,000,000
3. First time that Annual Net Sales of Products within the Territory equal or exceed Seven Hundred Fifty Million Dollars ($750,000,000)	$37,500,000
4. First time that Annual Net Sales of Products within the Territory equal or exceed One Billion Dollars ($1,000,000,000)	$50,000,000

7.11 Milestone Reporting and Payments. BioMarin CF shall notify La Jolla in writing within thirty (30) days after the achievement of each milestone set out in Section 7.9 or 7.10, and each such notice shall be accompanied by the appropriate milestone payment. Any milestone payable by BioMarin CF pursuant to Section 7.9 or Section 7.10 shall be made no more than once with respect to the achievement of each milestone set out in Section 7.9 or Section 7.10, as applicable, and in no event shall the aggregate amount to be paid by BioMarin CF under: (a) Section 7.9 exceed Fifty-Five Million Dollars ($55,000,000); and (b) Section 7.10 exceed One Hundred Twenty-Six Million Dollars ($126,000,000).

7.12 Cost-Profit Sharing. On and from the Full Participation Point, except as otherwise provided in this Agreement or the Financial Appendix, BioMarin CF and La Jolla shall share equally: (a) Shared Costs related to the development and commercialization of Products within the Territory, and the manufacture of Products for use and sale, within the Territory; and (b) the Profit/Loss from sales of Products within the Territory; in each case as and to the extent set forth in the Financial Appendix. For such purposes, if the Full Participation Point is triggered by a P-Value Achievement, then such sharing of costs shall commence as of the date BioMarin CF received the Completion Notice for such P-Value Achievement. Prior to the Full Participation Point, La Jolla shall be responsible for all costs that it incurs in accordance with the Operating Plan/Budget. Additional terms related to determining Shared Costs and Profit/Loss, and to financial planning, accounting policies and procedures to be followed with respect to Products within the Territory are set forth in the Financial Appendix.

7.13 Futile Determination or Failed P-Value Achievement.

(a) Adverse Outcome. [****]

(b) Rights Relating to Approval of the NDA without P-Value Achievement. [****]

7.14 Other Payment Terms.

(a) Payments Non-Refundable. For the avoidance of doubt, it is understood that the payments in Sections 7.1-7.4, 7.9 and 7.10 above shall not be refundable and shall not be creditable against future milestone payments or other payments by BioMarin CF to La Jolla under this Agreement, nor shall any such payments be taken into account in calculating the Parties’ sharing of costs and Profit/Loss pursuant to Section 7.12 and the Financial Appendix.

(b) Payment Method. All payments between the Parties under this Agreement (including the payments due under this Article 7 and the payments under the Financial Appendix) shall be made by bank wire transfer in immediately available funds to an account designated by the Party to which such payments are due. Any payments or portions thereof due under this Agreement that are not paid by the date such payments are due under this Agreement shall bear interest at a rate equal to: (i) the prime rate as reported by The Wall Street Journal (U.S. Western Edition), plus two percent (2%) per year; or (ii) if lower, the maximum rate permitted by law (the “Interest Rate”); calculated on the number of days such payment is delinquent, compounded annually and computed on the basis of a three hundred sixty five (365) day year. This Section 7.14(b) shall in no way limit any other remedies available to the Parties.

(c) Currency Conversion. Unless otherwise expressly stated in this Agreement, all dollars amounts in this Agreement are stated, and all payments under this Agreement shall be made, in United States Dollars. For any amounts invoiced or incurred in a currency other than United States Dollars, the amounts shall be expressed in the currency in which such sale was originally made, or in which such cost was incurred, together with the United States Dollar equivalent, calculated using the average exchange rate for the conversion of the applicable foreign currency into United States Dollars, quoted for current transactions for both buying and selling United States Dollars, as reported in The Wall Street Journal (U.S. Western Edition) (or any other publication as agreed to be the Parties) for all business days in the month in which transaction occurred.

7.15 Withholding Taxes. Any withholding or other taxes that either Party is required by law to withhold or pay on behalf of the other Party, with respect to any payments to such other Party under this Agreement, shall be deducted as required by law from such payment and shall be paid to the proper taxing authorities; provided that the withholding Party shall furnish to the other Party proper evidence of the taxes so paid. The Parties will exercise their reasonable efforts to ensure that any withholding taxes imposed are reduced as far as possible under the provisions of any applicable tax treaty, and shall cooperate in filing any forms required for such reduction. Notwithstanding the foregoing, BioMarin CF shall not make any deductions from any payments due La Jolla for any withholding taxes (and shall indemnify La Jolla against any such taxes) caused by the fact that BioMarin CF is not incorporated in, or a resident of, the United States.

7.16 Books and Records. Each Party shall keep, and shall require its Affiliates, and Sublicensees to keep, complete, true and accurate books of account and records reasonably sufficient to determine and establish the amounts payable pursuant to this Agreement. Such books and records shall also document all costs and expenses incurred or paid and, if applicable to a Party, its Affiliates or Sublicensees, Gross Sales and Annual Net Sales of Products received in connection with this Agreement and the Financial Appendix, including such other information as reasonably necessary to verify the reports to be provided under the Financial Appendix. All such books and records shall be maintained until the later to occur of: (a) three (3) years following the relevant calendar year to which such records pertain; or (b) the expiration of the period required by applicable laws and regulations.

7.17 Audit Rights.

(a) Request. Upon the prior written notice of no less than [****] to a Party (the “Auditing Party”) and not more than once each calendar year, the other Party (the “Responding Party”) shall permit the Auditing Party, accompanied by an independent certified public accounting firm of nationally recognized standing, selected by the Auditing Party and reasonably acceptable to the Responding Party, to have access during normal business hours to the records of the Responding Party and its Affiliates as may be reasonably necessary to verify the accuracy of the financial reports and calculations made under this Article 7 and the Financial Appendix for any and all quarters [****]. Each Party shall require its Affiliates, and BioMarin CF shall use its reasonable efforts to obtain in its agreements with its Sublicensees, audit rights for the other Party, at least to the same extent as such Party has such rights in such agreements. To the extent that BioMarin CF does not have the right to grant to the other Party the right to audit its Sublicensees’ books and records hereunder, BioMarin CF shall obtain for itself such rights and, at the request of La Jolla, shall exercise such audit rights with respect to such Sublicensees and provide the results of such audit for inspection by La Jolla pursuant to this Section 7.17.

(b) Discrepancies. If, as a result of such audit, it is established that additional amounts were owed by the Responding Party for the audited period, such Party shall pay such additional amounts within [****] after the date such discrepancy is established. In the event of a dispute as to whether there is a discrepancy, the matter shall be resolved under and utilizing the dispute resolution provisions of Sections 17.2 and 17.3. The fees charged by such accounting firm shall be paid by the Auditing Party; provided, however, that if the audit establishes that the aggregate amounts payable by the Responding Party for the period covered by the audit are more than [****] of the aggregate amounts actually paid for such period, then the Responding Party shall pay the reasonable fees and expenses charged by such accounting firm.

7.18 Restriction on Certain Equity Investments. [****]

ARTICLE VIII

CERTAIN COVENANTS

8.1 General Communications. Each Party shall keep the other Party fully and promptly informed as to its progress and activities relating to the development, commercialization, marketing and promotion of the Products within the Territory, including with respect to regulatory matters and meetings with Regulatory Authorities, by way of updates to the JSC at their meetings and as otherwise specified in this Agreement, or as reasonably requested by the other Party including providing the other Party promptly with all clinical and regulatory information, filings made prior to the Effective Date and all financial information and data related to its performance under the Agreement to the extent necessary for each Party, on a timely basis, to prepare its internal and external financial reports.

8.2 Conduct of Activities. Each Party shall conduct those activities allocated to such Party under the Operating Plan/Budget in compliance in all material respects with all applicable laws, rules and regulations and in accordance with good scientific and clinical practices, applicable under the laws and regulations of the country in which such activities are conducted.

ARTICLE IX

MANUFACTURING

9.1 Manufacturing.

(a) The Product will be manufactured in accordance with the Operating Plan/Budget adopted by the JSC. The JSC will, to the extent possible, in adopting each Operating Plan/Budget, direct that La Jolla’s existing facility as currently configured and with such improvements as are contemplated in the Initial Operating Plan/Budget be used to produce bulk Product on and subject to the terms described in Section 9.1(b). The JSC’s obligations under this Article 9 are subject to La Jolla’s facility maintaining all regulatory approvals and licenses necessary to manufacture the Products (including without limitation all manufacturing specifications) required by the FDA and the EMEA and for such facility to manufacture the Product at a Cost Effective Price, as defined below. If BioMarin CF does not obtain from La Jolla the right to sell Product in the Asia-Pacific Territory and La Jolla is not then producing any bulk Compound, then, at La Jolla’s request, BioMarin CF and La Jolla will negotiate a supply agreement for sale of Product meeting the specifications approved by either the EMEA or FDA (with such changes as are reasonably agreed, provided that La Jolla or the Asia-Pacific Licensee will be responsible for all costs associated with such changes) to La Jolla for the Asia-Pacific Territory on terms and conditions that are commercially reasonable and consistent with terms prevailing between suppliers and distributors in the industry; provided that the pricing terms will be subject to Section 9.3. For purposes of this Article 9, [****]

(b) [****]

9.2 Funding for La Jolla Facility. [****]

9.3 Cooperation. BioMarin CF shall cooperate fully with La Jolla to enable La Jolla to purchase raw materials, Compound and/or Product, for the Asia-Pacific Territory, directly from BioMarin CF’s vendors on the same terms (including pricing) as BioMarin CF. In addition, to the extent that BioMarin CF produces such items itself or La Jolla is unable to obtain such items directly from BioMarin CF’s vendors on the same terms as BioMarin CF, then BioMarin CF shall supply such items to La Jolla, in accordance with such procedures and specifications as are applicable to La Jolla’s supply to BioMarin CF under Section 9.1 above on a reciprocal basis (and to the extent such procedures or specifications are not applicable, on reasonable and customary terms).

(a) Materials Produced by Third Party Contractors. [****]

(b) Materials Produced by BioMarin CF. To the extent BioMarin CF manufactures such raw materials, Compound or Product itself, and supplies the same to La Jolla under this Section 9.3, then La Jolla shall reimburse BioMarin CF the Manufacturing Cost of such items.

9.4 Shortage of Supply. [****]

(a) Procedures. If at any time La Jolla or BioMarin CF (the “Producing Party”) becomes unable to supply the quantities of Compound or Product that such Producing Party is committed to supply hereunder, it shall immediately notify the other Party in writing. In such event, the JSC shall immediately convene to address the problem, including locating alternative suppliers and facilities to increase production and identifying other actions necessary to resolve the problem. Based on such interactions, the JSC shall reasonably establish appropriate measures to remedy the shortage and the Parties shall promptly implement such measures. In any event, both Parties agree to respond with the level of speed and diligence commensurate with the severity of the problem.

(b) Allocation. [****].

9.5 BioMarin CF Manufacturing. In the event that BioMarin CF manufactures the Compound, Product, any intermediate or raw material, such manufacturing shall be at a Cost Effective Price.

9.6 Restrictions on Manufacturing Locations. [****]

ARTICLE X

CONFIDENTIALITY

10.1 Confidential Information. Except as expressly provided in this Agreement or otherwise agreed in writing, the Parties agree that the receiving Party shall keep confidential and shall not publish or otherwise disclose or use for any purpose any information and other confidential and proprietary materials furnished to it or its respective agents or representatives by the other Party or its respective agents or representatives hereto pursuant to this Agreement (collectively, “Confidential Information”). Notwithstanding the foregoing, the obligations of non-use and non-disclosure set forth in this Article 10 shall not apply to the extent that the receiving Party can establish that any Confidential Information:

(a) was already known to the receiving Party, other than under an obligation of confidentiality remaining in effect, at the time of disclosure, as evidenced by written records kept in the ordinary course of business of the receiving Party;

(b) was generally available to the public or otherwise part of the public domain at the time of its disclosure to the receiving Party;

(c) became generally available to the public or otherwise part of the public domain after its disclosure and other than through any act or omission of the receiving Party in breach of this Agreement;

(d) was subsequently lawfully disclosed to the receiving Party by a Third Party, who had no obligation to the disclosing Party not to disclose such information to others; or

(e) was independently developed by the receiving Party prior to its disclosure by the disclosing Party and without use of or reference to any Confidential Information disclosed by the disclosing Party, as evidenced by written records kept in the ordinary course of business of the receiving Party.

10.2 Permitted Disclosures. Notwithstanding the provisions of Section 10.1 above and subject to Sections 10.3 and 10.4 below, each Party may use and disclose the other Party’s Confidential Information as follows: (a) under appropriate confidentiality obligations substantially equivalent to those in this Agreement, to its Affiliates, licensees, permitted Sublicensees, contractors and any other Third Parties to the extent such use and/or disclosure is necessary or reasonably useful to perform its obligations or to exercise the rights granted to it, or reserved by it, under this Agreement (including to grant licenses or permitted Sublicenses hereunder, and in the case of La Jolla, to develop, manufacture and commercialize Products for use in the Asia-Pacific Territory); or (b) to the extent such disclosure is reasonably necessary in filing or prosecuting intellectual property applications, complying with the terms of licenses from Third Parties, prosecuting or defending litigation, complying with applicable governmental laws or regulations, obtaining Marketing Approval, conducting clinical trials hereunder with respect to a Product, or submitting information to tax or other governmental authorities. If a Party is required by law or regulations (including securities laws, regulations or guidances) to make any such disclosure of the other Party’s Confidential Information, to the extent it may legally do so, it will give reasonable advance notice to the other Party of such disclosure requirement and, save to the extent inappropriate in the case of patent applications or otherwise, will use its good faith efforts to secure confidential treatment of such Confidential Information prior to its disclosure (whether through protective orders or otherwise). For any other disclosures of the other Party’s Confidential Information, including to Affiliates, licensees, permitted Sublicensees, contractors and other Third Parties, a Party shall ensure that the recipient thereof is bound by a written confidentiality agreement as materially protective of such Confidential Information as this Article 10.

10.3 Confidential Terms. Each Party agrees not to disclose to any Third Party the terms of this Agreement without the prior written consent of the other Party hereto, except each Party may disclose the terms of this Agreement: (a) to advisors (including financial advisors, attorneys and accountants), actual or potential acquisition partners or private investors, and others on a need to know basis, in each case under appropriate confidentiality provisions substantially equivalent to those in this Agreement; or (b) to the extent necessary to comply with applicable laws and court orders (including securities laws, regulations or guidances); provided that in the case of paragraph (b), the disclosing Party shall promptly notify the other Party and (other than in the case where such disclosure is necessary, in the reasonable opinion of the disclosing Party’s legal counsel, to comply with securities laws, regulations or guidances) allow the other Party a reasonable opportunity to oppose with the body initiating the process and, to the extent allowable by law, to seek limitations on the portion of the Agreement that is required to be disclosed.

10.4 Publication of Product Information. Prior to the first Marketing Approval for the first Product in the Territory, before publishing, publicly presenting and/or submitting for written or oral publication a manuscript, abstract or the like that includes Data or other information generated under this Agreement relating to the Compound or a Product that has not previously published pursuant to this Section 10.4 (each, a “Publication”), the Party proposing such Publication shall provide the other Party a copy thereof for its review for at least thirty (30) days or such shorter period as is reasonably practicable (unless such Party is required by law to publish such information sooner). Such Party shall consider in good faith any comments provided by the other Party during such period. After such first Marketing Approval, the JSC will develop procedures for reviewing and approving Publications, which procedures shall be consistent with the foregoing and shall permit any public disclosure as is required by law. The contribution of each Party shall be noted in all Publications by acknowledgment or co-authorship, whichever is appropriate.

10.5 Press Releases and Announcements.

(a) Initial Release. On the Effective Date or, if mutually agreed, promptly after the Effective Date, the Parties shall issue a joint press release to announce the execution of this Agreement and the relationship of the Parties. Such press release will include a description of the aggregate financial terms of the Agreement.

(b) Further Publicity. The Parties acknowledge the importance of supporting each other’s efforts to publicly disclose results and significant developments regarding the Products within the Territory and other activities in connection with this Agreement in the Territory that may include information that is not otherwise permitted to be disclosed under this Article 10, and that may be beyond what is required by law. The JSC shall develop a plan for the coordination, review and sign off by each Party of public disclosure of information relating to the Product. Each Party shall adhere to such disclosure plan, provided that each Party shall be free to make such public disclosures as it deems necessary to comply with all applicable law, rules and regulations.

(c) Certain Events. In the event this Agreement terminates under Section 13.3 or 7.8, neither Party shall make any disparaging comments about the other Party but shall otherwise be free to make such statements as such Party believes appropriate or necessary.

10.6 Prior Non-Disclosure Agreements. Upon execution of this Agreement, the terms of this Article 10 shall supersede any prior non-disclosure, secrecy or confidentiality agreement between the Parties, including that certain nondisclosure agreement between the Parties dated January 15, 2008 (the “Prior Agreement”). Any information disclosed under such prior agreements shall be deemed disclosed under this Agreement.

ARTICLE XI

INTELLECTUAL PROPERTY

11.1 Inventions and Other Intellectual Property.

(a) General Principles. Title to all inventions and other intellectual property conceived or created solely by BioMarin CF personnel in connection with this Agreement (and all intellectual property rights therein) shall be owned by BioMarin CF. Title to all inventions and other intellectual property conceived or created solely by La Jolla personnel in connection with this Agreement (and all intellectual property rights therein) shall be owned by La Jolla. Title to all inventions and other intellectual property conceived or created jointly by personnel of La Jolla and BioMarin CF in connection with this Agreement (and all intellectual property rights therein) shall be jointly owned by La Jolla and BioMarin CF.

(b) Joint Ownership. Except as expressly provided in this Agreement, it is understood that neither Party shall have any obligation to obtain any approval of, nor pay a share of the proceeds to, the other Party to practice, enforce, license, assign or otherwise exploit inventions or intellectual property owned jointly by the Parties, and each Party hereby waives any right it may have under the laws of any jurisdiction to require such approval or accounting. Each Party agrees to cooperate with the other Party, as reasonably requested, and to take such actions as may be required to give effect to this Section 11.1(b) in a particular country within or outside the Territory.

(c) Grant-Back License. BioMarin CF hereby grants to La Jolla a non-exclusive, non-transferable (except pursuant to Section 18.8 below), royalty-free, limited license (without the right to sublicense except in connection with an Asia-Pacific License, which shall be subject to Section 4.3) to use any BioMarin CF Improvements solely to: (i) make and have made and import the Products for BioMarin CF as authorized by the JSC or for use and sale outside the Territory, (ii) to use any BioMarin CF Improvements for development purposes as provided in Article 4 or in connection with an Asia-Pacific License, and sell or offer for sale the Products as provided in Article 6 during the term of this Agreement within the Territory or (iii) to develop, use, sell, offer for sale and otherwise commercialize the Compound or Products in the Asia-Pacific Territory; provided that, as applied to the Asia-Pacific Territory, such right to sublicense to an Asia-Pacific Licensee shall only apply to BioMarin CF Improvements relating to the Initial Product. As used herein, “BioMarin CF Improvements” means any inventions or intellectual property (including Data and know-how) (and all intellectual property rights) that is: (a) owned, licensed to, or acquired by, BioMarin CF and, as directed by the JSC or BioMarin CF, is applied to the development, use, manufacture and/or commercialization of any Compound or any Product under this Agreement, including but not limited to, (i) a modification or derivative of the Compound, or an intermediate thereof, or (ii) a method of synthesis or manufacture of the Compound, or any biologically active materials, or an intermediate or by-product used or created in such synthesis or manufacture, or (b) made solely by BioMarin CF using Confidential Information of La Jolla; and any Patent claiming or disclosing such an invention or intellectual property. As used herein, “La Jolla Improvements” means any inventions or intellectual property (including Data and know-how) (and all intellectual property rights) made solely by or under authority of, or is acquired by, La Jolla using Confidential Information of BioMarin CF, and any Patent claiming or disclosing such an invention or intellectual property. To the extent any La Jolla Improvements do not fall within the definition of La Jolla Know-How or La Jolla Patents, La Jolla hereby grants to BioMarin CF a license to La Jolla Improvements commensurate in scope as provided in Section 2.1.

11.2 Prosecution and Maintenance of Patents.

(a) Control of Prosecution Prior to Full Participation. As between the Parties and prior to the Full Participation Point, La Jolla shall control the Prosecution and Maintenance of all La Jolla Patents in the Territory and all Joint Patents (both within and outside the Territory) in consultation with BioMarin CF using counsel selected by La Jolla and reasonably acceptable to BioMarin CF. La Jolla agrees to: (i) keep BioMarin CF fully informed with respect to the status of Prosecution and Maintenance of such La Jolla Patents and Joint Patents; and (ii) consult in good faith with BioMarin CF regarding the Prosecution and Maintenance of such La Jolla Patents and Joint Patents, including providing copies of all material communications to and from the patent offices, including without limitation, office actions, responses to office actions, notices of allowance, and notices of issuance, and providing BioMarin CF a reasonable opportunity to review and comment on any responses to office actions and claim amendments prior to filing. If La Jolla determines not to file any Patent, or to abandon any Patent, that is: (A) within the La Jolla Patents in any country of the Territory; or (B) within the Joint Patents in any country within or outside the Territory, as applicable; then La Jolla shall provide BioMarin CF with written notice of such decision at least sixty (60) days (or if a shorter period is afforded to La Jolla to make such decision, as soon as possible) prior to the deadline for filing any such Patent or the date on which such abandonment would become effective, as applicable. In such event, BioMarin CF shall have the right, at its option and cost, to control the Prosecution and Maintenance of such La Jolla Patent or such Joint Patent, as applicable, and keep La Jolla reasonably informed of BioMarin CF’s activities with respect to such Prosecution and Maintenance.

(b) Control of Prosecution After Full Participation. On and after the Full Participation Point, BioMarin CF shall control the Prosecution and Maintenance of all La Jolla Patents in the Territory and all Joint Patents (both within and outside the Territory) in consultation with La Jolla, including matters then existing that arose prior to the Full Participation Point, using counsel selected by BioMarin CF and reasonably acceptable to La Jolla. BioMarin CF agrees to: (i) keep La Jolla fully informed with respect to the Prosecution and Maintenance of such La Jolla Patents and Joint Patents; and (ii) consult in good faith with La Jolla regarding the Prosecution and Maintenance of such La Jolla Patents and Joint Patents, including providing copies of all material communications to and from the patent offices, including without limitation, office actions, responses to office actions, notices of allowance, and notices of issuance, and providing La Jolla a reasonable opportunity to review and comment on any responses to office actions and claim amendments prior to filing. If BioMarin CF determines not to file any Patent, or to abandon any Patent, that is: (A) within the La Jolla Patents in any country of the Territory; or (B) within the Joint Patents in any country within or outside the Territory, as applicable; then BioMarin CF shall provide La Jolla with written notice of such decision at least sixty (60) days (or if a shorter period is afforded to BioMarin CF to make such decision, as soon as possible) prior to the deadline for filing any such Patent or the date on which such abandonment would become effective, as applicable. In such event, La Jolla shall have the right, at its option and cost, to control the Prosecution and Maintenance of such La Jolla Patent or such Joint Patent, as applicable, and keep BioMarin CF reasonably informed of La Jolla’s activities with respect to such Prosecution and Maintenance.

(c) Scope of Activities. For the purposes of this Section 11.2, “Prosecution and Maintenance” (including variations such as “Prosecute and Maintain”) shall mean, with respect to a Patent, the preparing, filing, prosecuting and maintenance of such Patent, as well as continuations, divisionals, continuations-in-part, re-examinations, reissues and requests for Patent term extensions and the like with respect to such Patent, together with the conduct of interferences, the defense of oppositions and other similar proceedings with respect to a Patent. Notwithstanding Sections 11.2(a) and (b) above, BioMarin CF shall not have the right to conduct or control the Prosecution and Maintenance of La Jolla Patents if such Patents (or the claims thereof) are not directed or related to the Compound, a Product and/or in each case the manufacture or use thereof.

(d) Cooperation. Each Party shall cooperate with the other Party in connection with all activities relating to the Prosecution and Maintenance of the La Jolla Patents and Joint Patents undertaken by such other Party pursuant to this Section 11.2, including: (i) making available in a timely manner any documents or information such other Party reasonably requests to facilitate such other Party’s Prosecution and Maintenance of the La Jolla Patents and/or Joint Patents, as applicable, pursuant to this Section 11.2; and (ii) if and as appropriate, signing (or causing to have signed) all documents relating to the prosecution and maintenance of any La Jolla Patents and/or Joint Patents by such other Party; and (iii) signing any power of attorney required to enable the other Party to Prosecute and Maintain the La Jolla Patents and Joint Patents as described above in Section 11.2(a) or 11.2(b), as applicable. Each Party shall also promptly provide to the other Party all information reasonably requested by such other Party with regard to such Party’s activities pursuant to this Section 11.2. Each Party shall hold all information disclosed to it by the other Party under this Section as Confidential Information of the other Party.

(e) Prosecution and Maintenance Costs. Costs incurred in connection with the Prosecution and Maintenance activities undertaken by a Party pursuant to this Section 11.2 shall: (i) be borne exclusively by La Jolla if incurred prior to the Full Participation Point; and (ii) be taken into account as set forth in the Financial Appendix when calculating Other Operating Expense, if incurred on or after the Full Participation Point. Notwithstanding the foregoing, any FTE Costs or Out-of-Pocket Expenses attributable to the transition of Prosecution and Maintenance of the La Jolla Patents to BioMarin CF’s counsel after the Full Participation Point shall be borne exclusively by BioMarin CF and shall not be Shared Costs.

11.3 Enforcement.

(a) Notice. If either Party becomes aware of any actual or threatened infringement of any La Jolla Patent in the Territory, or Joint Patent, by the manufacture, use, development or commercialization in the Territory of a product containing a Compound (each, an “Infringement”), that Party shall promptly notify the JSC and the other Party in writing.

(b) Enforcement Actions.

(i) Except as otherwise agreed, prior to the Full Participation Point, La Jolla shall have the first right (but not the obligation) to bring and control any action or proceeding with respect to the Infringement of any La Jolla Patent in the Territory and/or Joint Patent, or to defend any declaratory judgment action with respect thereto (for the purposes of this Section 11.3, an “Enforcement Action”). La Jolla agrees not to settle any Enforcement Action, or make any admissions or assert any position in such Enforcement Action, in a manner that would adversely affect BioMarin CF’s rights or interests, including with respect to BioMarin CF’s rights and interests in the Compound and/or Products within the Territory, or in the La Jolla Patent within the Territory, and/or the Joint Patent, without the prior written consent of BioMarin CF, which shall not be unreasonably withheld or delayed.

(ii) After the Full Participation Point, BioMarin CF shall have the first right (but not the obligation) to bring and control any Enforcement Action. BioMarin CF agrees not to settle any Enforcement Action, or make any admissions or assert any position in such Enforcement Action, in a manner that would adversely affect the rights or interests of La Jolla in the Compound and/or a Product, or the validity, enforceability or scope of any La Jolla Patent within the Territory, without the prior written consent of La Jolla, which shall not be unreasonably withheld or delayed. The out-of-pocket costs incurred by the Parties in pursuing an Enforcement Action in accordance with this Section 11.3 shall be shared as Other Operating Expense pursuant to the Financial Appendix, if incurred on or after the Full Participation Point.

(c) Cooperation. The Party initiating or defending any Enforcement Action pursuant to this Section 11.3 shall keep the other Party reasonably informed of the progress and status of any such Enforcement Action. The Parties shall assist one another and cooperate in any such Enforcement Action at the other’s reasonable request (including joining as a party plaintiff to the extent necessary or so requested by the other Party).

(d) Recoveries. Any recovery obtained by a Party as a result of any Enforcement Action pursuant to this Section 11.3, by settlement or otherwise, shall be included as Other Operating Income for purposes of determining Profit/Loss under Section 7.12 above and the Financial Appendix.

11.4 Third Party Infringement Claims. If the production, sale, offer for sale, or use of the Compound or Product pursuant to this Agreement results in a claim, suit or proceeding alleging patent infringement against La Jolla or BioMarin CF (or their respective Affiliates, licensees or Sublicensees) (collectively, “Infringement Actions”), such Party shall promptly notify the other

Party hereto in writing, and the Parties shall promptly confer to consider the claim or assertion and the appropriate course of action. Unless the Parties otherwise agree in writing, each Party shall have the right to defend itself against a suit that names such Party as a defendant; provided, however, that the other Party may participate in the defense and/or settlement thereof at its own expense with counsel of its choice. The Party who is subject to the Infringement Action agrees not to settle such Infringement Action, or make any admissions or assert any position in such Infringement Action, in a manner that would adversely affect the manufacture, use or sale of the Compound or Products within the Territory, or that admits the infringement or validity of any Third Party Patent, without the approval of the other Party, such approval not to be unreasonably withheld. In any event, each Party shall reasonably assist the other Party and cooperate in connection with any litigation in which such Party is not that named as a defendant, at the defending Party’s request and expense. Further, the Party that is subject to the Infringement Action agrees to keep the other Party hereto reasonably informed of all material developments in connection with any such Infringement Action. The out-of-pocket costs incurred by the Parties in defending an Infringement Action (other than any expenses incurred by the Party who has elected to participate in the defense and/or settlement thereof at its own expense with counsel of its choice as provided above) shall in accordance with this Section 11.4 shall be shared as Other Operating Expense pursuant to the Financial Appendix.

11.5 Patent Marking. BioMarin CF agrees to mark, and have its Affiliates and Sublicensees mark, all patented Products or packaging thereof sold or distributed in the Territory pursuant to this Agreement in accordance with the applicable patent statutes or regulations in the country or countries of manufacture or sale thereof.

11.6 Third Party Technologies.

(a) Existing Third Party Technology. With respect to the Prosecution and Maintenance, and enforcement, of La Jolla Patents licensed by La Jolla from a Third Party, except as provided in Exhibit 11.6, La Jolla shall cooperate with BioMarin CF to Prosecute and Maintain, and to enforce, such La Jolla Patents in the Territory in the same manner as set forth in Sections 11.2 and 11.3 above. As between La Jolla and BioMarin CF, any recoveries from enforcement of such La Jolla Patents licensed from a Third Party (including any amounts that La Jolla receives from the Third Party licensor as a result of such enforcement) shall be shared in accordance with Section 11.3(d), after deducting from such recoveries any amounts owed to the Third Party licensor for such enforcement; provided that any Enforcement Actions initiated by the Third Party licensor shall be deemed initiated by La Jolla for purposes of Section 11.3(d), and the costs and expenses incurred by La Jolla in such Enforcement Action shall include the costs and expenses reimbursed or required to be reimbursed by La Jolla to the Third Party licensor in such Enforcement Action.

(b) Provisions of Existing In-License. It is understood that the Existing In-License may require that particular provisions be incorporated into a sublicense granted thereunder. The text of any such provisions in the Existing In-License is set out on Exhibit 11.6 attached hereto and shall be deemed incorporated by reference into this Agreement. BioMarin CF agrees to be bound by the provisions set out on Exhibit 11.6 to the extent applicable to BioMarin CF in its capacity as a sublicensee under the Existing In-License. In addition, BioMarin CF, in its capacity as a sublicensee under the Existing In-License, agrees to comply with the obligations applicable to sublicensees under such agreement, as set forth on Exhibit 11.6.

(c) New Technology. [****]

ARTICLE XII

TRADEMARKS

12.1 Display. BioMarin CF shall be responsible, in consultation with La Jolla, for the development of all packaging materials, labels and promotional materials relating to Products (“Product Promotional Materials”) for use in the Territory. All Product Promotional Materials for use in the Territory shall display the Product Trademarks and no other product-specific trademarks or branding. The trade marks of BioMarin CF, trade dress, style of packaging and the like with respect to each Product within the Territory may be determined by BioMarin CF in a manner that is consistent with BioMarin CF’s standard trade dress and style. To the extent permissible by law and, if necessary, as approved by an applicable Regulatory Authority, BioMarin CF shall also include La Jolla’s trademark and/or tradename on the label, primary packaging and package inserts for each Product and all promotional materials for the Product in equal size and prominence, as nearly as allowed by applicable regulations in the relevant jurisdiction.

12.2 Title. As between the Parties, La Jolla shall own, and is hereby assigned, all right, title and interest in and to the Product Trademarks, and all good will arising out of the use of the Product Trademarks shall inure to the benefit of La Jolla. Subject to the foregoing, BioMarin CF shall own all right, title and interest in and to the copyright of all Product Promotional Materials.

12.3 Grant of License. Subject to the terms and conditions of this Agreement, La Jolla hereby grants to BioMarin CF a co-exclusive license to use the Product Trademarks in the United States, and an exclusive license to use the Product Trademarks in each other country of the Territory, for the packaging, marketing, distributing, sale and promotion of the Products in accordance with this Agreement. The rights and license granted by La Jolla to BioMarin CF in this Section 12.3 and in Section 12.4 below shall commence on the Effective Date, but BioMarin CF agrees not to exercise such rights or license prior to the Full Participation Point.

12.4 Registration of Trade Marks. Subject to Section 12.3 above, BioMarin CF shall file, register and maintain, for the term of this Agreement appropriate registrations for the Product Trademarks, as mutually agreed by La Jolla and BioMarin CF, in each country of the Territory in which Products are or will be sold. Such registrations for the Product Trademarks shall be obtained by BioMarin CF in La Jolla’s name.

12.5 Certain Covenants. BioMarin CF agrees that neither it, nor any of its Affiliates, shall at any time during the term of this Agreement: (a) challenge the Product Trademarks or the registration thereof in any country; or (b) register, or attempt to register, any trademarks or trade names that are confusingly similar to the Product Trademarks; or (c) use any Product Trademark in connection with any product other than a Product for use within the Territory; nor shall BioMarin CF or any of its Affiliates authorize or assist any Third Party to do any of the foregoing.

12.6 Recordation of Licenses. In those countries where a trademark license may be recorded, La Jolla will provide to BioMarin CF, on BioMarin CF’s written request, a separate trademark license for the Product Trademarks and BioMarin CF will arrange for the recordation of such trade mark license with the appropriate governmental agency, promptly following receipt of such license from La Jolla. BioMarin CF shall cooperate in the preparation and execution of such documents.

12.7 Approval of Packaging and Promotional Materials. To the extent required by law to protect and preserve La Jolla’s rights in a Product Trademark or La Jolla’s trade name, then as reasonably requested by La Jolla, BioMarin CF shall submit representative Product Promotional Materials, packaging and samples of Product displaying the Product Trademarks and/or La Jolla’s trade name to La Jolla for La Jolla’s review and approval, prior to the first use of such Product Promotional Materials, packaging or Product and prior to any subsequent change or addition to such Product Promotional Materials, packaging or Product. If La Jolla has not responded within three (3) business days after the submission of such promotional materials, packaging or Product, La Jolla’s approval will be deemed to have been received.

12.8 Enforcement. La Jolla and BioMarin CF shall reasonably cooperate with each other to protect Product Trademarks in the Territory. The Parties shall cooperate reasonably and in good faith to determine whether and to what extent to institute and prosecute or defend any actions or proceedings involving or affecting Product Trademarks in the Territory, and all settlements relating thereto are subject to the mutual agreement of the Parties (such agreement not to be unreasonably withheld by either Party). The Parties shall reasonably cooperate in any action taken to enforce or defend their rights in Product Trademarks in the Territory, including taking appropriate appeals.

12.9 Termination of Trade Mark License. BioMarin CF’s right to use the Product Trademarks and the La Jolla trade name shall terminate in each country of the Territory in which BioMarin CF’s rights to distribute the Products are terminated or expire. BioMarin CF shall take all such steps as La Jolla may reasonably request to give effect to the termination of the license to the Product Trademarks and La Jolla trade name in such country and to record any documents that may be required to evidence the termination of such license.

12.10 Trademark Costs. Costs incurred in connection with the filing, prosecuting and maintaining and enforcing the Product Trademarks in the Territory, and the recordation of Product Trademark licenses for use with Products within the Territory shall be taken into account as set forth in the Financial Appendix when calculating Other Operating Expense, if incurred on or after the Full Participation Point.

ARTICLE XIII

TERM AND TERMINATION

13.1 Term. This Agreement shall commence on the Effective Date, and unless terminated earlier as provided in Section 7.8, or this Article 13, shall continue in full force and effect until there is no further Net Sales of any Product and no further development activities with respect to any Product within the Territory and thereafter until disposition, redeployment or shutdown of all operations and assets related to the Products.

13.2 Breach. Either Party to this Agreement may terminate this Agreement in the event (a) the other Party shall have materially breached or defaulted in the performance of any of its material obligations under this Agreement, and such default shall have continued for [****] after written notice thereof was provided to the breaching Party by the non-breaching Party (provided that if such breach is not reasonably curable within [****], but a cure is possible, then for such longer period as necessary so long as the defaulting Party is diligently and in good faith working on a cure [****] or (b)(x) the other Party (i) applies for or consents to the appointment of a receiver, trustee, liquidator or custodian of itself or of all or a substantial part of its property; (ii) becomes unable, or admits in writing its inability, to pay its debts generally as they mature; (iii) makes a general assignment for the benefit of its or any of its creditors; (iv) is dissolved or liquidated in full or in part; (v) commences a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or consents to any such relief or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding commenced against it; or (iv) takes any action for the purpose of effecting any of the foregoing; or (y) proceedings for the appointment of a receiver, trustee, liquidator or custodian of the other Party or of all or a substantial part of the property thereof, or an involuntary case or other proceedings seeking liquidation, reorganization or other relief with respect to the other Party or the debts thereof under any bankruptcy, insolvency or other similar law now or hereafter in effect, shall be commenced and an order for relief entered or such proceeding shall not be dismissed or discharged within sixty (60) calendar days of commencement. In the case of clause (a), any such termination shall become effective upon written notice by the non-breaching Party to the breaching Party issued after the expiration of the applicable cure period unless the breaching Party has cured any such breach or default prior to the expiration of such cure period. In the case of clause (b) any such termination shall become effective immediately. A material breach or default in the performance of any of a Party’s material obligations under the Securities Purchase Agreement shall be deemed to be a material breach or default under this Agreement.

13.3 Convenience. BioMarin CF may terminate this Agreement in its entirety for any reason upon [****] prior written notice to La Jolla and upon exercise of its rights hereunder no further payment shall be due to La Jolla under Article 7 subsequent to the exercise of such right.

13.4 Election Not to Pay Under Sections 7.2, 7.3, 7.4 and 7.13. [****]

ARTICLE XIV

EFFECT OF TERMINATION

14.1 Accrued Obligations. The expiration or termination of this Agreement for any reason shall not release either Party from any liability that, at the time of such expiration or termination, has already accrued to the other Party or that is attributable to a period prior to such expiration or termination, nor will any termination of this Agreement preclude either Party from pursuing all rights and remedies it may have under this Agreement, or at law or in equity, with respect to breach of this Agreement.

14.2 Right of Sale/Right of Purchase.

14.2.1 Right of Sale. [****]

14.2.2 Right of Purchase.

(a) [****]

(b) [****]

(c) [****]

(d) [****]

(e) [****]

(f) [****]

14.3 Procedure. The Purchase Price under Section 14.2.2(b) and (c) above shall be determined by the mutual agreement of BioMarin CF and La Jolla. In determining the Purchase Price of the Purchased Interests, the Parties shall take into account the present value of all milestone payments remaining to be paid and the likelihood of such payments being made to La Jolla. [****]

14.4 Termination under Sections 13.2 or 13.3. If this Agreement is terminated pursuant to Section 13.2 and the terminating Party does not exercise its right of purchase pursuant to Section 14.2.2, then such termination will be treated as a termination of this Agreement on expiration of term in accordance with Section 14.5. If this Agreement is terminated pursuant to (x) Section 13.2 and the terminating Party triggers its right of purchase pursuant to Section 14.2.2, or in the case of Section 14.2.1, BioMarin CF triggers its Sale Right pursuant to Section 14.2.1, or (y) Section 13.3, then such termination will be subject to the following terms:

(a) Wind-down Period.

(i) Development. If, on the date of notice of such termination, the breaching Party in the case of a termination under Section 13.2 and BioMarin CF in the case of a termination under Section 13.3 (the “Eliminated Party”) or any of its Affiliates was conducting any ongoing clinical trials of a Product in the Territory (“Ongoing Trials”), then, to the extent and as requested by the other Party (the “Remaining Party”), the Eliminated Party shall promptly transition to the Remaining Party or its designee such Ongoing Clinical Trials or portions thereof or continue such trials for a period requested by the Remaining Party [****] (“Development Transition Period”). The Development Costs that the Eliminated Party reasonably incurs during the remaining term of this Agreement in performing such Ongoing Trials shall be shared equally by the Parties in accordance with Section 7.12 and the Financial Appendix.

(ii) Commercialization. With respect to Products being commercialized within the Territory at the time of such termination, to avoid a disruption in the supply of such Products to patients, the Eliminated Party, its Affiliates and its Sublicensees may cease all promotion of such Product as of the effective date such termination, but shall continue to sell and distribute each such Product in each country of the Territory for which Marketing Approval for such Product has been obtained, in accordance with the terms and conditions of this Agreement, for a period requested by the Remaining Party not to exceed [****] (the “Wind-down Period”); provided that the Eliminated Party, its Affiliates and its Sublicensees shall cease such activities, or any portion thereof, in a given country upon [****] by the Remaining Party requesting that such activities (or portion thereof) be ceased. Notwithstanding any other provision of this Agreement, during the Wind-down Period, the Eliminated Party’s and its Affiliates’ and Sublicensees’ rights with respect to the Compound and Products within the Territory shall be non-exclusive and, without limiting the foregoing, the Remaining Party shall have the right to engage one or more other distributor(s) and/or licensee(s) of any Product in all or part of the Territory. During the Wind-down Period, the Parties’ sharing of Profit/Loss shall continue with respect to any Product sold or disposed by the Eliminated Party, its Affiliates or Sublicensees in the Territory. Within [****] after the expiration of the Wind-down Period, the Eliminated Party shall notify the Remaining Party of any quantity of Products remaining in the Eliminated Party’s inventory and the Remaining Party shall have the option, upon notice to the Eliminated Party, to repurchase any such quantities of Product from the Eliminated Party at a price equal to the transfer price paid by the Eliminated Party for such Product.

(iii) Manufacturing. [****]

(b) Assignment of Regulatory Filings and Marketing Approvals. At the Remaining Party’s option, which shall be exercised by written notice to the Eliminated Party, the Eliminated Party shall assign or cause to be assigned to the Remaining Party or its designee (or, to the extent not so assignable, the Eliminated Party shall take all reasonable actions to make available to the Remaining Party or its designee the benefits of) all regulatory filings and registrations (including INDs, MAAs and Marketing Approvals) for all Products within the Territory, including any such regulatory filings and registrations made or owned by the Eliminated Party’s Affiliates and/or Sublicensees. In each case, unless otherwise required by any applicable law or regulation, the foregoing assignment (or availability) shall be made within [****].

(c) Data and Know-How Disclosure. Within [****], the Eliminated Party shall provide to the Remaining Party all Data and the Eliminated Party Know-How pertaining to all Products in the Territory. Such disclosure shall be in electronic form reasonably usable by the Remaining Party and, if reasonably necessary in connection with the Remaining Party’s (or its designee’s) further development, manufacture and/or commercialization of Products, shall include original hardcopies or duplicate copies thereof, as required. The Remaining Party shall have the right to use and disclose all Data and Know-How of the Eliminated Party following termination of this Agreement as provided in Section 14.4(e) below.

(d) Transition. The Eliminated Party shall use diligent efforts to cooperate with the Remaining Party and/or its designee to effect a smooth and orderly transition in the development, sale and ongoing marketing, promotion and commercialization of the Products in the Territory during the Wind-down Period, including making its personnel and other resources reasonably available to the Remaining Party. If the Eliminated Party has entered into contracts with contractors or vendors that are necessary or useful for the Remaining Party to take over responsibility with respect to the Products in the Territory, then the Eliminated Party shall, to the extent possible and requested in writing by the Remaining Party, assign all of the relevant Third Party agreements to the Remaining Party, or otherwise cooperate to make such arrangements available to the Remaining Party or its designee for purposes of the Products. Without limiting the foregoing, the Eliminated Party shall use diligent efforts to conduct in an expeditious manner any activities to be conducted under this Section 14.4.

(e) Licenses. [****]

(f) Sublicensees. Any contracts with Sublicensees of a Product within the Territory engaged by the Eliminated Party other than the Eliminated Party’s Affiliates shall be assigned to the Remaining Party to the extent the Eliminated Party has the right to do so and the Remaining Party so requests. In the event such assignment is not requested by the Remaining Party, or the Eliminated Party does not have the right to do so, then the rights of such Sublicensees shall terminate upon termination of the Eliminated Party’s rights with respect to the Territory. The Eliminated Party shall ensure that its Affiliates and such Sublicensees (if not assigned to the Remaining Party pursuant to this Section 14.4(f) shall transition all Products back to the Remaining Party in the manner set forth in this Section 14.4 as if such Affiliate or Sublicensee were named herein.

(g) Return of Materials. Within [****] upon request by the Remaining Party, the Eliminated Party shall either return to the Remaining Party or destroy all Confidential Information of the Remaining Party that is in the Eliminated Party’s possession and shall provide the Remaining Party with written confirmation of such destruction or return, as applicable. Effective upon the end of the Wind-down Period, the Eliminated Party shall cease to use all trademarks and trade names of the Remaining Party (including the Product Trademarks) in the Territory, and, except as provided in Section 14.6 below, all rights granted to the Eliminated Party hereunder with respect to the Compound and Products in the Territory shall terminate. In addition, all Data generated by or under authority of the Eliminated Party hereunder during the term of the Agreement shall, to the extent it specifically pertains to the Compound or the Product, be deemed Confidential Information of the Remaining Party and not Confidential Information of the Eliminated Party (and will not be subject to the exclusion under Section 10.1(a) and (e) above).

14.5 Expiration of Term. [****]

14.6 Surviving Sections and Articles. Articles 1, 13, 14, 15 (but only to the extent necessary for a Party to enforce its rights as of the date of termination of this Agreement), 16 (but only to the extent necessary to cover sales of Products and the performance of each Party’s obligations under this Agreement up to and including the date of termination of this Agreement) and 18 and Sections 10.1, 10.2, 10.3, 10.5(c), 10.6, 11.1 and, only to the extent of matters existing as of or occurring prior to the date of termination of this Agreement, 11.4 and 11.6, shall survive the termination of this Agreement for any reason and all other Articles and Sections shall expire and be of no further force and effect as of the date of termination of this Agreement except that Sections 7.14(b), 7.14(c), 7.15, 7.16, 7.17 and 7.18 shall survive for as long as necessary solely for the purpose of settlement of accounts relating to periods prior to the date of the termination of this Agreement, and provided further that upon an expiration of this Agreement pursuant to Sections 13.1 and 14.5, Section 12.3 will survive on a non-exclusive basis and Section 12.9 will not thereafter apply to BioMarin CF. Notwithstanding the foregoing, Sections 11.2 and 11.3 shall survive as contemplated in Section 14.4. In addition, during the Wind-down Period, a Party’s rights under Section 4.3(a), 5.3 and 5.4 shall survive to the extent such Party has surviving rights under this Agreement to commercialize Products and Compounds in the Territory and to use Know-How of the other Party; except that any sublicenses granted by La Jolla to an Asia-Pacific Licensee prior to the date of termination of this Agreement in accordance with Section 4.3(a) under the BioMarin CF Know-How or Patents claiming BioMarin CF Improvements shall also survive and continue in effect. Except as otherwise provided in this Article 14, all rights and obligations of the Parties under this Agreement shall terminate upon the expiration or termination of this Agreement for any reason. In the event that this Agreement expires or is terminated under Article 13 above, the Securities Purchase Agreement shall survive in accordance with its terms. In addition, all obligations of one Party to another at the time of expiration under any representation, warranty, covenant or agreement or in respect of any breach thereof or default thereunder shall remain in full force and effect without waiver thereof by a Party hereunder to enforce its rights in respect thereof.

ARTICLE XV

REPRESENTATIONS, WARRANTIES AND COVENANTS

15.1 General Representations. Each Party hereby represents and warrants to the other Party that, as of the Effective Date:

(a) Duly Organized. Such Party is a corporation duly organized, validly existing and is in good standing under the laws of the jurisdiction of its incorporation, is qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification and failure to have such would prevent such Party from performing its obligations under this Agreement.

(b) Due Execution; Binding Agreement. This Agreement is a legal and valid obligation binding upon such Party and enforceable in accordance with its terms. The execution, delivery and performance of this Agreement by such Party have been duly authorized by all necessary corporate action and do not and will not: (i) require any consent or approval of its stockholders; (ii) to such Party’s knowledge, violate any law, rule, regulation, order, writ, judgment, decree, determination or award of any court, governmental body or administrative or other agency having jurisdiction over such Party; nor (iii) conflict with, or constitute a default under, any agreement, instrument or understanding, oral or written, to which such Party is a party or by which it is bound.

(c) Authorizations. Such Party has obtained all necessary consents, approvals and authorizations of all Regulatory Authorities, other governmental authorities and other persons or entities required to be obtained by such Party in order to enter into this Agreement and to otherwise perform such Party’s obligations under this Agreement.

(d) No Other Affiliates. As of the Effective Date, such Party does not have any Affiliates that are not Controlled Affiliates.

15.2 Representations and Warranties of La Jolla. La Jolla represents, warrants and covenants to BioMarin CF that, as of the Effective Date:

(a) it exclusively owns all right title, and interest in or otherwise has full rights and authority to grant the rights and licenses under the La Jolla Patents and the La Jolla Know-How; except as described in Exhibit 15.2;

(b) it has not previously granted, and will not grant during the term of this Agreement, any right, security interest, option, lien, license, or encumbrance of any nature under the La Jolla Patents and/or La Jolla Know-How, or any portion thereof, that conflicts with the rights and licenses granted to BioMarin CF under this Agreement;

(c) to La Jolla’s Knowledge, there are no actual, pending, alleged or threatened actions, suits, claims, interference or governmental investigations in the Territory involving the Compound, Products, the La Jolla Patents or the La Jolla Know-How by or against La Jolla. In particular, to La Jolla’s Knowledge, (i) there is no pending or threatened litigation involving any claims based on product liability or infringement or misappropriation of any intellectual property rights of any Third Party in relation to the Compound or Products, and (ii) there is no pending or threatened reexamination, opposition, or interference proceeding involving any La Jolla Patent or any other pending or threatened proceeding or action challenging the validity or enforceability of any La Jolla Patent. In addition, La Jolla has not received notice of and has not filed any suit, claim, action or proceeding related to any of the foregoing matters;

(d) to La Jolla’s Knowledge, developing, using, making, selling, offering for sale, importing, or exporting the Compound or a Product, BioMarin CF’s exercise of the rights licensed hereunder, or BioMarin CF’s performance of the activities contemplated herein shall not infringe, directly or indirectly, any patent or other intellectual property right of a Third Party under the laws of any country within the Territory;

(e) to La Jolla’s Knowledge, there is no actual, pending, alleged or threatened infringement by a Third Party of any of the La Jolla Patents or misappropriation by a Third Party of any of the La Jolla Know-How; and

(f) to La Jolla’s Knowledge, none of the issued La Jolla Patents are invalid or unenforceable;

(g) except as described in Exhibit 15.2, all La Jolla Patents have been filed, prosecuted, and maintained at the respective patent offices in accordance with applicable laws and regulations;

(h) Exhibit 1.25 includes all pending patent applications and issued patents owned by or licensed to La Jolla that claim or relate to the development, manufacture and/or commercialization of the Compound and/or the Products;

(i) except as set forth on Exhibit 1.25, the Existing In-License is the only agreement entered into before the Effective Date between La Jolla and a Third Party under which La Jolla is granted a license under or is assigned any of such Third Party’s intellectual property rights that are used in or relate to the development, manufacture, and/or commercialization of the Compound and/or the Products by BioMarin CF in accordance with this Agreement and prior to the Effective Date La Jolla has secured the consent of the Existing In-License licensor to the transactions contemplated by this Agreement in the form attached hereto as Exhibit 15.2I;

(j) as of the Effective Date, the Existing In-License is in full force and effect in accordance with its terms, and La Jolla is not in breach of the Existing In-License and has not received any notice from the licensor that La Jolla is in breach of the Existing In-License;

(k) La Jolla has provided BioMarin CF a true, correct, and complete copy of the Existing In-License; and

(l) La Jolla does not have any knowledge that any of BioMarin CF’s representations, warranties and covenants set forth in Section 15.1 above and Section 15.3 below are inaccurate.

15.3 Representations and Warranties of BioMarin CF. BioMarin CF represents, warrants and covenants to La Jolla that, as of the Effective Date:

(a) it has the full right and authority to grant the rights and licenses granted herein;

(b) it has not previously granted, and will not grant during the term of this Agreement, rights under any Patents owned by BioMarin CF and/or BioMarin CF Know-How, or any portion thereof, that conflict with the rights and licenses granted to La Jolla under this Agreement;

(c) neither BioMarin CF nor its Affiliates have initiated any human clinical trials or other development activities with respect to, and are not commercializing, any products specifically directed to the treatment of lupus, and are not engaged in contract negotiations with respect to in-licensing or acquiring any specific product directed to the treatment of lupus; and

(d) neither BioMarin CF nor any of its Affiliates owns or Controls: (i) any Patents containing claims covering the Compound or a Product, nor (ii) Patents or other intellectual property that are necessary for the development or commercialization of the Compound or Products; and

(e) BioMarin CF does not have any knowledge that any of La Jolla’s representations and warranties set forth in Sections 15.1 and 15.2 above are inaccurate.

15.4 DISCLAIMER. EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS AGREEMENT, NEITHER PARTY MAKES ANY REPRESENTATION OR EXTENDS ANY WARRANTIES OF ANY KIND EITHER EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NONINFRINGEMENT OR VALIDITY OF ANY PATENTS ISSUED OR PENDING.

ARTICLE XVI

INDEMNIFICATION

16.1 Indemnification of La Jolla. BioMarin CF shall indemnify and hold harmless each of La Jolla, its Affiliates and the directors, officers, stockholders and employees of such entities and the successors and assigns of any of the foregoing (the “La Jolla Indemnitees”), from and against any and all liabilities, damages, penalties, fines, costs, expenses (including, reasonable attorneys’ fees and other expenses of litigation) (“Liabilities”) from any claims, actions, suits or proceedings brought by a Third Party (a “Third Party Claim”) incurred by any La Jolla Indemnitee, arising from, or occurring as a result of: (a) any material breach of any representations, warranties or covenants by BioMarin CF in Article 15 above; (b) any Products Liability Claim (subject to and shared in accordance with the mechanism set forth in Section 16.5 below); or (c) the gross negligence or willful misconduct of a BioMarin CF Indemnitee; except to the extent such Third Party Claims fall within the scope of La Jolla’s indemnification obligations set forth in Section 16.2 below.

16.2 Indemnification of BioMarin CF. La Jolla shall indemnify and hold harmless each of BioMarin CF, its Affiliates and Sublicensees and the directors, officers and employees of BioMarin CF, its Affiliates and Sublicensees and the successors and assigns of any of the foregoing (the “BioMarin CF Indemnitees”), from and against any and all Liabilities from any Third Party Claims incurred by any BioMarin CF Indemnitee, arising from, or occurring as a result of: (a) any material breach of any representations, warranties or covenants by La Jolla in Article 15 above; (b) any Products Liability Claim (subject to and shared in accordance with the mechanism set forth in Section 16.5 below); or (c) the gross negligence or intentional misconduct of a La Jolla Indemnitee; except to the extent such Third Party Claims fall within the scope of BioMarin CF’s indemnification obligations set forth in Section 16.1 above.

16.3 Procedure. Except with respect to Product Liability Claims subject to Section 16.5 below, a Party that intends to claim indemnification under this Article 16 (the “Indemnitee”) shall promptly notify the other Party (the “Indemnitor”) in writing of any Third Party Claim, in respect of which the Indemnitee intends to claim such indemnification, and the Indemnitor shall have sole control of the defense and/or settlement thereof. The indemnity arrangement in this Section 16.3 shall not apply to amounts paid in settlement of any action with respect to a Third Party Claim, if such settlement is effected without the consent of the Indemnitor, which consent shall not be withheld or delayed unreasonably. The failure to deliver written notice to the Indemnitor within a reasonable time after the commencement of any action with respect to a Third Party Claim, if prejudicial to its ability to defend such action, shall relieve such Indemnitor of any liability to the Indemnitee under this Section 16.3, but the omission to so deliver written notice to the Indemnitor shall not relieve the Indemnitor of any liability that it may have to any Indemnitee otherwise than under this Section 16.3. The Indemnitee under this Section 16.3 shall cooperate fully with the Indemnitor and its legal representatives in the investigation of any action with respect to a Third Party Claim covered by this indemnification.

16.4 Recalls.

(a) Voluntary and Mandatory Recalls; Decision-Making. To the extent that: (a) any Regulatory Authority in the Territory issues a directive or order that a Product be recalled or withdrawn in any country within the Territory; (b) a court of competent jurisdiction orders a recall or withdrawal of a Product in any country within the Territory, or (c) the JSC determines that the Product should be recalled or withdrawn voluntarily in any country within the Territory, the Parties shall recall or withdraw a Product as set forth in this Section 16.4. As between the Parties, BioMarin CF shall implement and coordinate all activities that the JSC determines are reasonably necessary in connection with such recall or withdrawal of the Product within the Territory, including making all contact with relevant Regulatory Authorities; provided, however, that BioMarin CF shall not take any material action with respect to any such recall without first consulting in good faith with La Jolla and obtaining approval of the JSC, to the extent practicable, and BioMarin CF shall consider in good faith any comments of La Jolla in connection with any aspect of the management of any such recall. In any event, BioMarin CF shall undertake all activities in connection with such recall or withdrawal of a Product within the Territory in accordance with any procedures or instructions of the JSC and, in any event, in a manner designed to minimize any harm to the marketability of the Products and the reputation of each Party. La Jolla shall have the right to participate, upon its request, in any statements relating to such action to the extent feasible in the circumstances, and the Parties shall keep each other informed with respect to the status thereof. At a Party’s request, the other Party shall provide reasonable assistance in conducting such recall, market withdrawal or other corrective actions, including, providing all pertinent records that such Party may reasonably request to assist in effecting such action. For clarity, all matters relating to a withdrawal or recall of a Product in the Asia-Pacific Territory shall be determined, controlled and coordinated by La Jolla.

(b) Costs of Recall. All Out-Of-Pocket Expenses and FTE Costs (each as defined in the Financial Appendix) incurred by a Party for the execution of any recall or withdrawal of the Product (“Recall Costs”) pursuant to Section 16.4(a) above shall be included in the calculation of Profit/Loss pursuant to the Financial Appendix; except to the extent that [****]:

(i) [****];

(ii) [****].

16.5 Products Liability Claims.

(a) Each Party shall notify the other Party as promptly as practicable if any Third Party Claim is commenced or threatened against such Party alleging product liability, product defect, design, packaging or labeling defect, failure to warn, or any similar action relating to the use or safety of a Product in the Territory (“Product Liability Claim”).

(b) Each Party shall cooperate with the other Party in connection with any such Product Liability Claim that is commenced or threatened against the other Party. If a Product Liability Claim is asserted against both Parties, each Party will have the right to designate counsel to defend itself in the Product Liability Claim. If a Product Liability Claim is brought against one Party but not the other Party, the named Party shall control the defense and/or settlement thereof at its own expense with counsel of its choice, subject to this Section 16.5. In such case, the other Party may participate in the defense and/or settlement thereof to the extent related to Products in the Territory at its own expense with counsel of its choice. In any event, the Party that is subject to the Product Liability Claim to the extent related to Products in the Territory (if not asserted against both Parties) agrees to keep the other Party hereto reasonably informed of all material developments in connection with any such Product Liability Claim.

(c) Neither Party shall settle any Product Liability Claim, or make any admissions or assert any position in such Product Liability Claim, in a manner that would adversely affect a Product or the manufacture, use or sale thereof without the prior written consent of the other Party, which shall not be withheld unreasonably.

(d) To the extent a Product Liability Claim is caused by: [****].

16.6 WAIVER OF CERTAIN CLAIMS. THE PARTIES AGREE THAT IN ENFORCING ANY RIGHT TO INDEMNITY UNDER THIS AGREEMENT OR IN MAKING ANY CLAIM FOR BREACH OF THIS AGREEMENT, A PARTY SHALL HAVE NO RIGHT OR CLAIM FOR SPECIAL, INCIDENTAL, INDIRECT, CONSEQUENTIAL OR PUNITIVE DAMAGES AND ALL SUCH SPECIAL, INCIDENTAL, INDIRECT, CONSEQUENTIAL AND PUNITIVE DAMAGES ARE HEREBY WAIVED; PROVIDED HOWEVER THAT NOTHING IN THIS SECTION 16.6 SHALL BE DEEMED TO LIMIT THE INDEMNIFICATION OBLIGATIONS OF EITHER PARTY UNDER THIS ARTICLE 16 TO THE EXTENT A THIRD PARTY RECOVERS ANY SPECIAL, INCIDENTAL, INDIRECT, CONSEQUENTIAL OR PUNITIVE DAMAGES FROM AN INDEMNITEE.

ARTICLE XVII

DISPUTE RESOLUTION

17.1 Determination by CEOS.[****]

17.2 Arbitration Proceedings. Notwithstanding anything to the contrary contained in Section 17.1, if a dispute (the “Dispute”) exists with respect to the approval under Section 4.2 of an Operating Plan/Budget, or any material amendment thereto, and such dispute is submitted to dispute resolution as contemplated by Section 17.1, then if the Chief Executive officer of one Party makes a determination to approve an Operating Plan/Budget over the objection of the Chief Executive Officer of the other Party (the “Objecting Party”) as permitted by Section 17.1, within seven (7) calendar days of such decision the Objecting Party may demand that such Operating Plan/Budget be submitted to arbitration as contemplated by Section 17.3 [****] or (iii) the settlement of a dispute under Section 7.17 shall also be deemed to be a Dispute and shall be resolved by arbitration in accordance with Section 17.3 below.

17.3 Conduct of Arbitration.

(a) General Provisions. The arbitration contemplated by Section 17.2 shall be conducted by the Judicial Arbitration and Mediation Services, Inc. (or its successor entity) (“JAMS”) under its Streamlined Arbitration Rules and Procedures, as modified by this Section 17.3. The arbitration shall be conducted in the English language, by a single arbitrator. If the Parties are unable to agree on an arbitrator, the arbitrator shall be selected in accordance with the JAMS rules, or if the JAMS rules do not provide for such selection, by the chief executive of JAMS. At his or her election, the arbitrator may engage an independent expert with experience in the subject matter of the Dispute to advise the arbitrator, but final decision making authority shall remain in the arbitrator. Each Party shall provide the arbitrator and the other Party with a written report setting forth its position with respect to the substance of the Dispute and may submit a revised report and position to the arbitrator within five (5) business days of receiving the other Party’s report. If so requested by the arbitrator, each Party shall make oral submissions to the arbitrator based on such Party’s written report delivered pursuant to Section 17.3 (provided that the other Party shall have the right to be present during any such oral submissions) and each Party shall comply with any other procedures requested by the arbitrator.

(b) Decision of Arbitrator. In the case of a Dispute as to an Operating Plan/Budget or any modification thereof, after reviewing the written submissions and hearing any oral submissions of the Parties, the arbitrator shall determine whether the Operating Plan/Budget that is the subject of the Dispute is materially unfair to the Objecting Party based upon the criteria set forth in Section 17.2. In any case, the Parties agree that the decision of the arbitrator shall be the sole, exclusive and binding remedy between them regarding any Dispute presented to the arbitrator. The arbitration proceedings and the decision of the arbitrator shall be deemed Confidential Information of both Parties under Article 10 above.

(c) Location; Costs. Unless otherwise mutually agreed upon by the Parties, the arbitration proceedings shall be conducted in San Francisco, California. The Parties agree that they shall share equally the cost of the arbitration filing and hearing fees, the cost of the independent expert retained by the arbitrator and the cost of the arbitrator and administrative fees of JAMS. Each Party shall bear its own costs and attorney’ and witnesses’ fees and associated costs and expenses.

(d) Timetable for Completion in Thirty (30) Days. In any arbitration under this Section 17.3, the Parties and the arbitrator shall use all reasonable efforts to resolve such Dispute within thirty (30) days after the section of the arbitrator, or as soon thereafter as is reasonably practicable.

ARTICLE XVIII

GENERAL PROVISIONS

18.1 Force Majeure. If the performance of any part of this Agreement by either Party is prevented, restricted, interfered with or delayed by an occurrence beyond the reasonable control of the affected Party, including, fire, flood, embargo, power shortage or failure, acts of war, insurrection, riot, terrorism, strike, lockout or other labor disturbance or acts of God (a “Force

Majeure Event”), the Party so affected shall, upon giving written notice to the other Party, be excused from such performance to the extent of such prevention, restriction, interference or delay; provided that the affected Party shall use its reasonable efforts to avoid or remove such causes of non-performance and shall continue performance with the utmost dispatch whenever such causes are removed. Neither Party shall be entitled to rely on a Force Majeure Event to relieve it from an obligation to pay money (including any interest for delayed payment) which would otherwise be due and payable under this Agreement.

18.2 Governing Law; Venue. This Agreement, and all questions regarding their respective validity or interpretation, or the breach or performance of this Agreement, shall be governed by, and construed and enforced in accordance with, the laws of the State of California, without reference to conflict of law principles. Except for Disputes expressly provided to be determined pursuant to Section 17.2 and 17.3 above, any dispute as to the performance, enforcement, termination, validity or interpretation of this Agreement shall be brought only in a federal court of competent jurisdiction (or a state court if no federal court has jurisdiction) located in Northern District of California and the Parties hereby submit to the exclusive jurisdiction and venue of such courts.

18.3 Waiver of Breach. Except as otherwise expressly provided in this Agreement, as applicable, any term of this Agreement may be waived only by a written instrument executed by a duly authorized representative of the Party waiving compliance. The delay or failure of either Party at any time to require performance of any provision of this Agreement shall in no manner affect such Party’s rights at a later time to enforce the same. No waiver by either Party of any condition or term in any one or more instances shall be construed as a further or continuing waiver of such condition or term or of another condition or term.

18.4 Modification. No amendment or modification of any provision of this Agreement shall be effective unless in writing signed by a duly authorized representative of each Party. No provision of this Agreement shall be varied, contradicted or explained by any oral agreement, course of dealing or performance or any other matter not set forth in an agreement in writing and signed by a duly authorized representative of each Party.

18.5 Severability. In the event any provision of this Agreement should be held invalid, illegal or unenforceable in any jurisdiction, the Parties shall negotiate in good faith a valid, legal and enforceable substitute provision that most nearly reflects the original intent of the Parties and all other provisions of this Agreement shall remain in full force and effect in such jurisdiction. Such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of such provision in any other jurisdiction. [****]

18.6 Entire Agreement. This Agreement (including Financial Appendix and the Exhibits attached hereto) and the Securities Purchase Agreement constitute the entire understanding between the Parties as of the Effective Date with respect to the subject matter hereof and supersede all prior or contemporaneous agreements, understandings or representations, either written or oral, between La Jolla and BioMarin CF with respect to such subject matter, including the Prior Agreement.

18.7 Notices. Unless otherwise agreed by the Parties or specified in this Agreement, all communications between the Parties relating to, and all written documentation to be prepared and provided under, this Agreement shall be in the English language. Any notice required or permitted under this Agreement shall be in writing in the English language and shall be sufficient if: (a) delivered personally; (b) sent by registered or certified mail (return receipt requested and postage prepaid); (c) sent by express courier service providing evidence of receipt, postage pre-paid where applicable; or (d) sent by facsimile (receipt verified and a copy promptly sent by another permissible method of providing notice described in paragraphs (b), (c) or (d) above), to the following addresses of each Party or such other address for a Party as may be specified by like notice:

To La Jolla: La Jolla Pharmaceutical Company 6455 Nancy Ridge Drive San Diego, CA 92121 Telephone: (858) 452-6600 Facsimile: (858) 626-2851 Attention: Chief Executive Officer

With a copy to:

Wilson, Sonsini, Goodrich & Rosati

650 Page Mill Road

Palo Alto, CA 94304

Telephone: (650) 493-9300

Facsimile: (650) 493-6811

Attention: Kenneth A. Clark

Goodwin Procter, LLP

53 State Street

Boston, MA 02109

Fax: (617) 523-1231

Attention: Mitchell Bloom and Ryan A. Murr

To BioMarin CF: BioMarin CF Limited Dominion House 60 Montrose Avenue Nassau, New Providence, The Bahamas Telephone: (415) 506-6307 Facsimile: (415) 382-7889 Attention: Managing Director	With a copy to: BioMarin Pharmaceutical Inc. 105 Digital Drive Novato, CA 94949 Telephone: (415) 506-6307 Facsimile: (415) 506-6425 Attention: General Counsel

Any notice required or permitted to be given concerning this Agreement shall be effective upon receipt by the Party to whom it is addressed or within seven (7) days of dispatch whichever is earlier.

18.8 Assignment. Except as otherwise expressly provided herein, either Party may assign, license or otherwise transfer this Agreement, or any of its rights or obligations hereunder, to an Affiliate or to any Third Party without the written consent of the other Party hereto; provided that (a) the assigning Party provides notice of such assignment to the other Party; (b) the Affiliate or Third Party to whom this Agreement, or any of the assigning party’s rights or obligations are assigned has sufficient financial resources at the time of such assignment to allow such Affiliate or Third Party to perform the assigning Party’s obligations under this Agreement (or the portion thereof being assigned) as fully and expeditiously as the assigning Party; and (c) the entity to whom this Agreement, or any such rights or obligations are assigned, assumes in writing this Agreement, or such rights and obligations being assigned; which writing shall be in the form of a novation that relieves the assigning Party of all of its rights, obligations and liabilities under this Agreement (or the portion of this Agreement being assigned), effective on and from the date of such assignment. In the event of any such assignment by a Party, the other Party agrees to cooperate with the assigning Party and to take such actions as may be required (including executing any documents) to give effect to the foregoing. Notwithstanding the foregoing, with respect to any assignment or other transfer of this Agreement (or any part thereof) to an Affiliate, if the non-assigning Party reasonably believes such assignment or other transfer could result in material adverse tax consequences to the non-assigning Party, such assignment or other transfer shall not be made without the non-assigning Party’s consent (which shall not be unreasonably withheld). If an Affiliate of a Party books sales of Products in any country of the Territory, or receives any cash payments derived from Products in the Territory, then such Affiliate shall agree in writing to be bound by the terms and conditions of this Agreement as applicable to such Affiliate. Subject to the foregoing, this Agreement shall inure to the benefit of each Party, its successors and permitted assigns. Any assignment of this Agreement in contravention of this Section 18.8 shall be null and void.

18.9 No Partnership or Joint Venture. The Parties are and shall at all times be independent contractors. In performing under this Agreement, neither Party is an agent, employee, employer, joint venturer, or partner. Nothing in this Agreement is intended, or shall be deemed, to establish a joint venture, partnership or other fiduciary relationship between La Jolla and BioMarin CF. Neither Party to this Agreement shall have any express or implied right or authority to assume or create any obligations on behalf of, or in the name of, the other Party, or to bind the other Party to any contract, agreement or undertaking with any Third Party.

18.10 Interpretation. The captions to the several Articles and Sections of this Agreement are not a part of this Agreement, but are included for convenience of reference and shall not affect its meaning or interpretation. In this Agreement: (a) the word “including” shall be deemed to be followed by the phrase “without limitation” or like expression; (b) the singular shall include the plural and vice versa; and (c) masculine, feminine and neuter pronouns and expressions shall be interchangeable. Each accounting term used herein that is not specifically defined herein shall have the meaning given to it under U.S. Generally Accepted Accounting Principles, or other generally accepted cost accounting principles in the United States, but only to the extent consistent with its usage and the other definitions in this Agreement.

18.11 Export Laws. Notwithstanding anything to the contrary contained herein, all obligations of La Jolla and BioMarin CF are subject to prior compliance with the export regulations of the United States, the European Union or any other relevant country and such other laws and regulations in effect in the United States, the European Union or any other relevant country as may be applicable, and to obtaining all necessary approvals required by the applicable agencies of the governments of the United States, the countries within the European Union and any other relevant countries. La Jolla and BioMarin CF shall cooperate with each other and shall provide assistance to the other as reasonably necessary to obtain any required approvals.

18.12 Counterparts; Facsimile Signatures. This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument. Signatures provided by facsimile transmission shall be deemed to be original signatures.

[Remainder of page intentionally left blank; signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Development and Commercialization Agreement to be executed as of the date first set forth above.

LA JOLLA PHARMACEUTICAL COMPANY		BIOMARIN CF LIMITED

By:	/s/ Deirdre Y. Gillespie	By:	/s/ G. Eric Davis
Name:	Deirdre Y. Gillespie, M.D.	Name:	G. Eric Davis
Title:	President and Chief Executive Officer	Title:	Managing Director

Exhibit List

Exhibit 1.4 – Asia-Pacific Territory

Exhibit 1.5 – ASPEN Study

Exhibit 1.9 – Compound

Exhibit 1.15 – Existing In-License

Exhibit 1.25 – La Jolla Patents

Exhibit 1.26 – La Jolla Senior Management Team

Exhibit 1.36 – Product Trademarks

Exhibit 1.41 – Securities Purchase Agreement

Exhibit 4.2B – Initial Development Plan/Budget

Exhibit 4.2E – Operating Plan/Budget Requirements

Exhibit 6.1B – Joint US Marketing Activities

Exhibit 9.1A – Manufacturing

Exhibit 11.6 – Existing Third Party Technology and Existing In-Licenses Provisions

Exhibit 15.2 – Exceptions to La Jolla’s Representations and Warranties

Exhibit 15.2I – Form of Consent of Existing In-License Licensor

Appendix List

Appendix A – Financial Appendix

Exhibit 1.4

Asia-Pacific Territory

Territories of East Asia, Southeast Asia, South Asia, and Oceania as follows:

East Asia: Mainland China, Hong Kong, Japan, Macau, Mongolia, North Korea, South Korea, Taiwan

Southeast Asia: Brunei, Cambodia, East Timor, Indonesia, Laos, Malaysia, Myanmar, Philippines, Singapore, Thailand, Vietnam

South Asia: Bangladesh, British Indian Ocean Territory, Bhutan, India, Maldives, Nepal, Pakistan, Sri Lanka, Afghanistan

Oceania: New Zealand, Australia, Papua New Guinea, and neighboring islands in the Pacific Ocean, Melanesia, Micronesia, Polynesia

Exhibit 1.5

ASPEN Study

Protocol LJP 394-90-14: A Randomized, Double-Blind, Placebo-Controlled, Three-Arm, Parallel-Group, Multicenter, Multinational Safety and Efficacy Trial of 300 mg, and 900 mg of Abetimus Sodium In Systemic Lupus Erythematosus (SLE) Patients with a History of Renal Disease

Protocol LJP 394-90-18: A Double-Blind Randomized Cross-Over Trial to define the ECG effects of ABETIMUS using a Clinical and a Supratherapeutic Single Dose compared to Placebo and Moxifloxacin (a Positive Control) in Healthy Men and Women: A Thorough ECG ICH E14 Trial

Exhibit 1.9

Compound

Exhibit 1.15

Existing In-License

Exclusive License Agreement between The Johns Hopkins University and La Jolla (JHU Ref: DM-2179), dated November 25, 2002, as amended (the “JHU License”)

Exhibit 1.25

La Jolla Patents

ISSUED PATENTS

AS OF DECEMBER 8, 2008

Patent No.

US 5,606,047
US 5,633,395
US 7,115,581
US 7,351,855
US 5,276,013
US 5,552,391
PT 100691
CA 2073846
IE 82814
EP 523978[1]
JP 3836888
EP 642798[2]
JP 2899111
AU 686911
AU 677710

[1]	Validated in AT, BE, DK, FR, DE, GR, IT, LU, MC, NL, PT, ES, SE, CH and GB.

[2]	Validated in AT, BE, CH, DE, DK, ES, FR, GB, GR, IE, IT, LU, NL, PT and SE. IT patent status being confirmed. See Exhibit 15.2 below.

ISSUED PATENTS

AS OF DECEMBER 8, 2008

Patent No.

CN 941939936
FI 117322[3]
KR 361933
NO 319084
AU 703715
JP 3188243
HK 1014240
HK 1014369
JP 3488435
CN ZL2004100621268
US 5,786,512
US 5,726,329
US 5,874,552
US 7,081,242
EP 0438259[4]
IE 82012
CA 2034197
PT 96503
AU 640730

[3]	Patent abandoned for failure to pay annuity. Petition to reinstate in preparation. See Exhibit 15.2 below.

[4]	Validated in AT, BE, CH, DE, DK, FR, GB, GR, IT, LU, NL, ES and SE.

ISSUED PATENTS

AS OF DECEMBER 8, 2008

Patent No.

FI 107514
NO 303940

Licensed Patents

US 6,022,544
US 6,375,951
US 6,340,460
US 5,126,131
US 7,083,959

PENDING PATENT APPLICATIONS AS OF DECEMBER 8, 2008

Patent Application No.

US 12/100,356
CA 2171434
EP 070049655
HK 071088550
US 11/081,309
CA 2,391,944
MX PA/a/2002/005236
NO 2002-2441
EP 009922527

PENDING PATENT APPLICATIONS

AS OF DECEMBER 8, 2008

Patent Application No.

US 10/219,238
US 12/263,239
CA 2355348
US 10/748,541
US 11/562,174
US 10/814,555
US 11/565,467
US 11/373,699

Exhibit 1.26

La Jolla’s Senior Management Team

[****]

Exhibit 1.36

Product Trademarks

Mark/Serial Number/Registration Number	Country

RIQUENT Serial No: 78/102,996 Reg. No: 2,787,557	United States

RIQUENT Serial No: 78/947,249 Reg. No: 3,318,222	United States

RIQUENT Serial No: 1144359 Reg. No: TMA624679	Canada

RIQUENT Serial No: 002675601 Reg. No: 002675601	Europe *

RIQUENT Serial No: IR954406 Reg. No: IR954406	International (designating Europe) *

*

European Community Trademark Countries: Austria, Benelux (Belgium, The Netherlands & Luxembourg), Bulgaria, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Portugal, Romania, Spain, Sweden, United Kingdom, Cyprus, The Czech Republic, Estonia, Hungary, Latvia, Lithuania, Malta, Poland, Slovakia, and Slovenia.

Exhibit 1.41

Securities Purchase Agreement

(Filed as Exhibit 10.30 to BioMarin’s Annual Report on Form 10-K for the year ended December 31, 2008)

Exhibit 4.2B

Initial Development Plan/Budget

[****]

Exhibit 4.2E

Operating Plan/Budget Requirements

[****]

Exhibit 6.1B

Joint US Marketing Activities

[****]

Exhibit 9.1A

Manufacturing

[****]

Exhibit 11.6

Existing In-License Provisions

Pursuant to Section 2.2 of the Existing In-License (as defined in Section 1.15), BioMarin CF agrees to be bound by, and comply with, Section 5.2 of the Existing In-License, the text of which is included below and incorporated herein by reference, to the extent applicable to BioMarin CF in its capacity as a sublicensee thereunder. In addition, BioMarin CF, in its capacity as a sublicensee under the Existing In-License, specifically agrees to comply with the following provisions of the Existing In-License: (a) the confidentiality obligations under Sections 8.1 and 8.2, with respect to any confidential information of JHU disclosed to BioMarin CF; and (b) the patent acknowledgment obligations under Section 5.4 to mark all patented Products (as defined in the Existing In-License) in a manner conforming to the patent laws and practices of applicable countries. Further, pursuant to Section 9.4 of the Existing In-License, BioMarin CF, in its capacity as a sublicensee under the Existing In-License, shall become a direct licensee of JHU upon the termination of the Existing In-License.

BioMarin CF acknowledges and agrees that, pursuant to Article 4 of the Existing In-License: (i) JHU has the right to Prosecute and Maintain all La Jolla Patents covered by the Existing In-License; and La Jolla’s (and BioMarin CF’s) only rights with respect to the Prosecution and Maintenance of such Patents are to receive the information described in Section 4.1 of the Existing In-License; and (ii) the rights of BioMarin CF to enforce the La Jolla Patents covered by the Existing In-License shall be subject to the provisions of Sections 4.2, 4.3 and 4.4 of the Existing In-License.

Provisions extracted from Existing In-License

Capitalized terms in the following provisions of the Existing In-License shall have the meaning set forth in the Existing In-License.

“5.2 Records. Company shall make and retain, for a period of three (3) years following the period of each report required by Paragraph 5.1, true and accurate record, files and books of account containing all the data reasonably required for the full computation and verification of sales and other information required in Paragraph 5.1. Such books and records shall be in accordance with generally accepted accounting principles consistently applied. Company shall permit the inspection of such records, files and books of account by JHU or its independent agents reasonably acceptable to Company during regular business hours upon ten (10) business days’ written notice to Company. Such inspection shall not be made more than once each calendar year. JHU or such agents shall be under a confidentiality obligation to Company to disclose to JHU only (i) the accuracy of NET SALES and NET SERVICE REVENUES reported and the basis for royalty payments made to JHU under this Agreement, and (ii) the difference, if any, such reported and paid amounts vary from amounts determined as a result of the examination. A copy of any report prepared by such independent accounting firm shall be delivered to Company. All costs of such inspection and copying shall be paid by JHU, provided that if any such inspection shall reveal that an error has been made in the amount equal to ten percent (10%) or more of such payment, such costs shall be borne by Company. Company shall include in any agreement with its AFFILIATED COMPANIES or its SUBLICENSEE which permits such party to make, use or sell the LICENSED PRODUCT or provide LICENSED SERVICE, a provision requiring such party to retain records of sales of LICENSED PRODUCT and records of LICENSED SERVICE and other information as required in Paragraph 5.1 and permit JHU and its independent agents reasonably acceptable to Company’s AFFILIATED COMPANIES or SUBLICENSEE to inspect such records as required by the Paragraph.”

Exhibit 15.2

Exceptions to La Jolla’s Representations and Warranties

1. La Jolla was informed by its outside annuity provider that the Italian Patent based on EP 642798 lapsed due to non-payment of a European patent post-granting fee. La Jolla’s European and Italian counsel have informed La Jolla’s patent counsel that all fees appear to have been paid and have produced an official receipt of payment for the 15th annuity that was due by December 30, 2007 or by June 30, 2008 with a fine. Furthermore, Eponline (an electronic service associated with the European Patent Office) indicates that the Italian Patent based on EP 642798 has lapsed, which La Jolla believes is incorrect or reflects that the Italian Patent Office has not updated the listing. La Jolla’s patent counsel has instructed the European and Italian patent counsel to forward the receipt of payment of annuity to the Italian Patent Office, confirm with the Italian Patent Office that the patent is active and in good standing and to request that the Italian Patent Office correct their status data for this patent and communicate the same to the EPO register.

2. Finish patent No. 117322 was inadvertently abandoned for failure to pay a post-grant annuity. La Jolla’s patent counsel has been informed that it is possible under Finnish law to reinstate a lapsed patent if certain criteria are met. La Jolla’s patent counsel is working with Finnish patent counsel to prepare a petition to reinstate the lapsed patent.

Exhibit 15.2I

Form of Consent of Existing In-License Licensor

(See attached.)

[LJP LETTERHEAD]

December 20, 2008

VIA EMAIL AND FEDERAL EXPRESS

Andrea Doering, Ph.D., MBA

Portfolio Director

Johns Hopkins Technology Transfer

100 N Charles Street, 5th Floor

Baltimore MD 21201

Re:	Exclusive License Agreement between The Johns Hopkins University (“JHU”) and La Jolla Pharmaceutical Company (“LJP”) effective as of November 25, 2002, as amended (“License Agreement”)

Dear Andrea:

As we have recently discussed, LJP is proposing to enter into a collaboration agreement with respect to LJP’s product known as RIQUENT® with BioMarin Pharmaceutical Inc. or one of its affiliates (“BioMarin”), being the party identified as BORDEAUX in the documents that I provided to by email dated October 30, 2008. The final terms of the transaction between LJP and BioMarin are as outlined in the Development and Commercialization Agreement and the Securities Purchase Agreement that I provided to you by email dated December 20, 2008.

JHU’s consent may be required in connection with the transaction between LJP and BioMarin, and LJP hereby requests such consent. In particular, LJP requests JHU’s approval for: (a) the grant of a sublicense by LJP to BioMarin under LJP’s rights under the PATENT RIGHTS, pursuant to Section 2.2 of the License Agreement; and (b) the assignment by LJP to BioMarin, pursuant to Section 10.8 of the License Agreement, of all of LJP’s rights and obligations under the License Agreement if LJP determines that such an assignment to BioMarin is appropriate and so long as BioMarin retains rights to LJP’s product known as RIQUENT® at the time of such assignment.

Please confirm JHU’s approval and consent to the transaction between LJP and BioMarin, including the specific items noted above, by signing, or arranging for another appropriate authorized representative of JHU to sign, the attached copy of this letter. I would appreciate if you would return one (1) original executed copy of this letter to me at the address indicated above at your earliest convenience.

JHU’s execution of this letter will also confirm JHU’s agreement to treat the documents provided to you on October 30, 2008 and December 20, 2008, as well as the contents of this letter, as confidential information of LJP and subject to the terms of Article 8 of the License Agreement.

We greatly appreciate all your assistance with this matter.

Yours sincerely,

Niv Caviar EVP, Chief Business and Financial Officer

CONSENTED AND AGREED BY THE JOHNS HOPKINS UNIVERSITY

By:

Name:

Title:

Date:

Appendix A

Financial Appendix

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